AMERICAN BONANZA GOLD CORP. COPPERSTONE PROPERTY, LA PAZ COUNTY, ARIZONA PRELIMINARY ASSESSMENT REPORT

A P P E N D I X J
Geotechnical Reports

Project No.: ABG-FEAS Final	Appendices	February 2010

Golder Associates Inc.

4730 N. Oracle Road
Suite 210
Tucson, AZ USA 85705
Telephone (520) 888-8818
Facsimile (520) 888-8817
www.golder.com

Submitted to:

American Bonanza Gold Corp.
290 Gentry Way, Suite 6
Reno, Nevada 98502

Submitted by:

Golder Associates Inc.
4730 North Oracle Road, Suite 21
Tucson, Arizona 85705

Distribution:

2 Copies – American Bonanza
1 Copy – AMEC
1 Copy – Golder Associates Inc.

March 21, 2006

043-2552

OFFICES ACROSS AFRICA, ASIA, AUSTRALIA, EUROPE, NORTH AMERICA AND SOUTH AMERICA

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TABLE OF CONTENTS

1.0 INTRODUCTION 1
1.1 Data Available for Review 1

2.0 SITE CONDITIONS 3
2.1 General 3
2.2 Geologic Conditions 3
2.2.1 General 3
2.2.2 Lithology 3
2.2.3 Structure 4
2.2.4 Alteration 5
2.3 Existing Mine Conditions 5
2.4 Proposed Development 6

3.0 GEOTECHNICAL CONDITIONS 7
3.1 Rock Quality Designation Database 7
3.2 Intact Rock Strength Database 9
3.3 Discontinuity Condition Database 10
3.4 Discontinuity Spacing 11
3.5 Hydrogeologic Conditions 11

4.0 ANALYSIS METHODS 12
4.1 Rock Mass Rating System 12
4.2 Q System 13
4.3 Influence of Structure and Discontinuities 15
4.4 Rubble Zones 16

5.0 SCOPING LEVEL ANALYSIS OF THE RESULTS 18
5.1 Unsupported Spans and Ground Support 18
5.2 Crown/Sill Pillars 18

6.0 RESULTS AND RECOMMENDATIONS 21
6.1 Summary 21
6.2 Recommendations for Additional Work 21

7.0 USE OF THIS REPORT 23

8.0 REFERENCES 24

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LIST OF TABLES

Table 1 Geotechnically Logged Boreholes
Table 2 RQD Rating System used during Core Logging
Table 3 Summary of RQD Ratings by Lithology
Table 4 Summary of RQD Ratings by Zone
Table 5 Summary of Intact Rock Strength Rating by Lithology
Table 6 Summary of Intact Rock Strength Rating by Zone
Table 7 Summary of Discontinuity Ratings by Lithology
Table 8 Summary of Discontinuity Rating by Zone
Table 9 Summary of Unadjusted RMR by Lithology
Table 10 Summary of Unadjusted RMR by Zone
Table 11 Summary pf Q-System Ratings by Lithology
Table 12 Summary of Q-System Rating by Zone
Table 13 Rubble Zones Greater than 20-feet Thick

LIST OF FIGURES

Figure 1 RMR Classification
Figure 2 RMR System for Underground Mining and Tunneling
Figure 3 Tunneling Quality Index Support Categories

LIST OF APPENDICES

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1.0 INTRODUCTION

At the request of American Bonanza Gold Corp. (American Bonanza), Golder Associates Inc. (Golder) has reviewed the geologic and geotechnical data available near the proposed underground development at the Copperstone Property. Golder has prepared preliminary underground design recommendations based on these conditions in support of the Scoping Study being prepared by AMEC.

Golder previously provided recommendations for the collection of geotechnical data to support the development of underground design recommendations. In April 2004, American Bonanza requested that Golder review the geotechnical data collection procedures being employed during core logging to ensure that it adequately supports future underground development. Golder issued a memorandum in June 2004 that provided recommendations for geotechnical data collection. The geotechnical logging recommendations that Golder provided included the following components:

- Intact Rock Strength
- Rock Quality Designation (RQD)
- Rubble Zones
- Discontinuity Condition Rating

Golder performed a follow-up site visit to the Copperstone Property on December 2, 2004 to review the geotechnical logging procedures being employed, and issued a letter report that summarized the review on December 27, 2004. Golder included recommendations for the collection of joint orientation information from pit and underground mapping. Golder's June 2004 memorandum and December 2004 letter report are provided in Appendix A.

1.1 Data Available for Review

American Bonanza provided pit and underground discontinuity mapping data to Golder on February 5, 2006. Underground mapping information was provided as discontinuity orientation symbols on the decline plan AutoCAD™ drawing. Golder extracted the orientation, location, and discontinuity type information from the AutoCAD™ drawing and input the data into a spreadsheet format. The pit mapping information was provided to us in a spreadsheet format and included coordinates, elevation, joint descriptions, and estimates of the joint character (i.e., aperture, roughness, infilling, and wall strength).

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Cross-sections at 70- or 50-foot intervals and level plans at 12-foot intervals were developed by AMEC in Minesight software and were provided to Golder as .jpg files. The cross-sections illustrate the drillholes with lithology and mineralization color codes. Level plans show the proposed stope outlines.

Geotechnical logs developed by American Bonanza geologists were provided to Golder in spreadsheet format on February 5, 2006. The geotechnical logging spreadsheets are provided on the accompanying Compact Disk as Appendix B.

Golder also reviewed previous technical reports prepared by Pawlowski (2005) and Ristorcelli (2000).

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2.0 SITE CONDITIONS

2.1 General

The Copperstone Property is located approximately 9.5 miles north of the town of Quartzite in La Paz County, Arizona. The property is situated in the northern Moon Mountains in the Basin and Range province of western Arizona. The site is arid with average annual precipitation of less than 4 inches and sparse vegetation. Topographic relief is relatively flat, with surface elevations ranging from 720 to 900 feet above mean sea level (ft amsl). The existing open pit that was developed by Cyprus Minerals Corporation from 1986 to 1992 has a floor elevation of approximately 365 ft amsl.

2.2 Geologic Conditions

2.2.1 General

Background information regarding the geology of the Copperstone Property was derived from Pawlowski (2005) and Ristorcelli (2000).

The Moon Mountains are located in the westernmost exposure of the regional Whipple-Buckskin-Rawhide detachment system. Middle Tertiary tectonic activity in Arizona was dominated by widespread normal faulting and fault-block rotation that accompanied major northeast to southwest crustal extension. Movements occurred along northwest-trending low to high angle normal faults. High angle normal faults are known or suspected to be truncated, or to flatten downward and merge with the Moon Mountain detachment fault. The Moon Mountain detachment fault is exposed approximately 1.5 miles south of the Copperstone Property. Ductile fabric in the footwall biotite granite indicates a northeast sense of shear. The upper plate is the host for mineralization at Copperstone and consists of Triassic metasediments, Jurassic volcanics (quartz latite porphyry), Tertiary granite, and Miocene monolithic breccias and basalt flows. Mineralization at the Copperstone Property occurs mainly in the hanging wall of the Copperstone Fault, a northwest-trending, steeply to moderately dipping, listric, normal fault in the upper plate of the Moon Mountain detachment.

2.2.2 Lithology

Triassic Phyllite is the oldest rock unit exposed in the upper plate of the Moon Mountain detachment, and up to 300-foot intervals have been encountered in drillholes.

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Triassic age metasediments unconformably overlie the Phyllite. The metasediments display a fining upward sequence of quartzite, chlorite schist, and limestone (or marble). The metasediments are the principle mineralized host in the D Zone, the northernmost identified mineralized zone.

The Jurassic quartz latite porphyry unit is a volcanic flow with well developed metamorphic foliation. The quartz latite porphyry is the principal ore host in the pit where it occupies both the hanging wall and the footwall of the Copperstone Fault.

The Tertiary Copper Peak granite and a younger Miocene biotite granite post-date the quartz latite porphyry in the region. However, they are apparently not present at the Copperstone Property.

The monolithic sedimentary breccias are derived from quartz latite porphyry and are interpreted as subaerial sedimentary units deposited in basins developed during the regional development of the Moon Mountain detachment fault. The breccias are composed of angular to subangular, pebble to cobble size fragments with a matrix of smaller crushed rock material. Quartz and hematite occur as open space fillings, and vein fillings and the breccias often host mineralization.

Tertiary basalt is the youngest rock unit at the Copperstone Property and has a reported thickness up to 450 feet. Tertiary basalt is not a host for mineralization at the Copperstone Property.

The thickness of alluvium over the deposit is typically 350-feet thick.

2.2.3 Structure

The brecciated Copperstone Fault is the principal host for gold mineralization at the Copperstone Property. The Copperstone Fault strikes approximately N30° to 60°W and dips from 20° to 50°NE. The brecciated fault zone ranges from 45 to 180 feet in width. The fault zone is characterized by fault gouge, multi-phase breccia textures, shear fabric, and intense fracture sets. The Copperstone Fault is interpreted as a listric splay of the Moon Mountain detachment. Several northwest-trending, steeply (70° to 80°) northeast-dipping, mineralized faults that are subparallel to the Copperstone Fault have also been mapped.

A northeast-trending, steeply northwest-dipping fault zone offsets the Copperstone Fault near the south end of the pit. Approximately 270 feet of left lateral dip-slip movement is indicated. The northeast-trending fault zone consists of an approximately 45-foot wide zone of angular quartz latite porphyry fragments in a poorly consolidated sandy gouge matrix.

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TABLE 4
SUMMARY OF RQD RATINGS BY ZONE

Zone	RQD Rating	
	Average	St. Dev
Hanging Wall	2.9	1.2
Footwall	2.7	1.6
Ore Zone	2.8	1.4

The results from the RQD analysis indicate that, in bulk terms, the footwall, hanging wall, and ore zone have virtually the same RQD rating corresponding, on average, to fair rock quality.

3.2 Intact Rock Strength Database

At present, there is no quantitative rock strength testing data available. To assess rock quality, the intact rock mass strength was estimated using the International Society for Rock Mechanics (ISRM) ratings, which is a qualitative assessment on rock strength. Intact rock strength was assigned a rating between 0 and 6 corresponding to the ISRM manual index test ratings of R0 to R6. The ISRM manual index test rating system is provided in Appendix A.

Histograms of the rock strength indicate that intact rock strengths estimated during geotechnical core logging correlated well with the lithology with relatively low standard deviations (Appendix C). All of the major lithologies with the exception of siltstone had an average intact rock strength rating of 3 corresponding to a medium strong rock with an anticipated uniaxial compressive strength (UCS) in the range of 3,500 to 7,500 pounds per square inch (psi). The siltstone had a rating of 2 corresponding to a weak rock with an anticipated intact rock strength of 725 to 3,500 psi. The standard deviation about the mean value is small. Tables 5 and 6 summarize the intact rock strength rating; no quantitative rock strength testing data are available.

TABLE 5
SUMMARY OF INTACT ROCK STRENGTH RATING BY LITHOLOGY

Lithology	Strength Rating All Data		Strength Rating Ore Zones	
	Average	St. Dev.	Average	St. Dev
Quartz Latite Porphyry	3.0	0.9	3.1	0.7
Siltstone	2.4	0.7	2.3	0.5
Phyllite	2.8	0.8	2.9	0.8
Limestone	3.0	0.2	3.0	0.2
Schist	3.1	0.9	3.1	0.8
Monolithic Breccia	2.9	0.8	2.9	0.7

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TABLE 6
SUMMARY OF INTACT ROCK STRENGTH RATING BY ZONE

Zone	Intact Rock Strength Rating	
	Average	St. Dev
Hanging Wall	2.9	0.9
Footwall	2.8	0.5
Ore Zone	2.9	0.7

3.3 Discontinuity Condition Database

A discontinuity condition rating from 1 to 5 was assigned to each geotechnically logged core interval. The rating system and the correlation of the rating system used during core logging to the RMR rating system is provided in Appendix A. A rating of 1 corresponds to a smooth or clay-filled fracture and a rating of 5 corresponds to a rough fracture with hard wall rock. The discontinuity condition ratings tend to show a good correlation with lithology. Tables 7 and 8 summarize the discontinuity ratings applied during geotechnical core logging.

TABLE 7
SUMMARY OF DISCONTINUITY RATINGS BY LITHOLOGY

Lithology	Discontinuity Rating All Data		Discontinuity Rating Ore Zones	
	Average	St. Dev.	Average	St. Dev.
Quartz Latite Porphyry	3.5	0.9	3.5	0.8
Siltstone	2.5	0.7	2.3	0.5
Phyllite	3.3	0.9	3.3	0.9
Limestone	3.3	0.7	3.3	0.7
Schist	3.5	1.1	3.4	1.1
Monolithic Breccia	3.3	0.9	3.4	0.9

TABLE 8
SUMMARY OF DISCONTINUITY RATING BY ZONE

Zone	Discontinuity Rating	
	Average	St. Dev
Hanging Wall	3.4	0.9
Footwall	3.2	0.8
Ore Zone	3.3	0.9

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3.4 Discontinuity Spacing

Discontinuity spacing was not included in the recommended geotechnical logging procedures. A theoretical relationship (Priest and Hudson, 1976) that relates the discontinuity spacing to the RQD was applied to develop the discontinuity joint spacing component of the RMR classification.

3.5 Hydrogeologic Conditions

Water Management Consultants (WMC) issued a hydrologic scoping study technical memorandum for the Copperstone Gold Project (WMC, 2006). Average groundwater elevation in the bedrock is approximately 350 ft amsl. The underground workings are planned to extend from approximately 500 ft amsl to 30 feet below mean sea level. Average inflow and dewatering requirements are estimated to be 120 to 450 gpm

Zones above the average water table depth were assigned a dry condition, zones up to 50 feet below the water table were assigned a wet condition, and zones more than 50 feet below the water table were assigned a dripping condition

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4.0 ANALYSIS METHODS

Using the available site data and the geotechnical database, Golder developed rock mass characterization values from empirical relationships to guide recommendations for stable mine openings and appropriate ground support. The rock mass classifications provide a simple approach to evaluating in-situ rock strength based on the limited rock mass/stress information and hydrologic characterization typically available at a preliminary stage of design. The results are an estimate of the expected rock strength and provide general support guidelines.

There are two primary rock mass classification systems currently in standard practice: the Geomechanics Classification or the RMR system published by Bieniawski (1976, 1979, and 1989) of the South African Council of Scientific and Industrial Research, and the Tunneling Quality Index (Q) proposed by Barton, Lien, and Lunde (1974) of the Norwegian Geotechnical Institute.

4.1 Rock Mass Rating System

The RMR system is a linear empirical method with assigned numerical values based on six rock mass parameters:

- UCS of the rock;
- RQD;
- spacing, condition, and orientation of discontinuities; and
- groundwater conditions.

Figure 1 illustrates the RMR rating system. Geomechanical corehole data from the field investigation were sorted by lithology and into structural regions (i.e., footwall, ore zone, and hanging wall), and RMR classifications were developed for each grouping.

The ratings from UCS, RQD, joint spacing, joint condition, and groundwater condition are summed to develop the RMR total ratings. Adjustments to the RMR are applied based on the strike and dip of the primary discontinuities and the orientation of the tunnel. The RMR provides five rock mass classes ranging from very good to very poor rock (Figure 1).

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TABLE 9
SUMMARY OF UNADJUSTED RMR BY LITHOLOGY

Lithology	RMR All Data		RMR Ore Zones	
	Average	St. Dev.	Average	St. Dev.
Quartz Latite Porphyry	54	16	53	15
Siltstone	49	15	48	15
Phyllite	53	15	54	15
Limestone	59	13	59	13
Schist	54	17	54	19
Monolithic Breccia	56	16	56	16

TABLE 10
SUMMARY OF UNADJUSTED RMR BY ZONE

Zone	RMR	
	Average	St. Dev.
Hanging Wall	55	16
Footwall	52	14
Ore Zone	53	15

The RMR ratings presented in Tables 9 and 10 indicate the presence of fair rock quality at the project site.

4.2 Q System

The Q system was derived from data on numerous underground excavation case studies across Scandinavia to determine the tunneling quality of a rock mass. The method has been used extensively to evaluate ground control requirements for mines.

The Q system is a logarithmic empirical method defined as:

$$Q = \frac{RQD}{J_n} * \frac{J_r}{J_a} * \frac{J_w}{SRF}$$

where:

- RQD is the rock quality designation
- J_n is the joint set number
- J_r is the joint roughness number
- J_a is the joint alteration number
- J_w is the joint water reduction factor
- SRF is the stress reduction factor

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The three quotients represent the block size (RQD/J_n), interblock shear strength (J_r/J_a), and active stress for the rock mass (J_w/SRF), respectively (Hoek, 2000a and 2000b).

The parameters required to rate the rock mass according to the Q system were not recorded during core logging. However, a standard correlation based on 111 case histories is available to obtain Q from the RMR rating:

$$Q = e^{\frac{RMR-44}{9}}$$

This relationship was applied to develop Q-system ratings.

The Q rating was assigned to lithologic types and structural regions, similar to the RMR, as defined by the RQD intervals. Ranging from 0.001 to 1,000, Q is then categorized into one of nine rock mass categories ranging from exceptionally poor to exceptionally good rock. Tables 11 and 12 summarize the Q values for each rock mass category and each structural region, respectively.

TABLE 11
SUMMARY OF Q-SYSTEM RATINGS BY LITHOLOGY

Lithology	Q-System Rating All Data	Q-System Rating Ore Zones
	Average	Average
Quartz Latite Porphyry	3.1	2.7
Siltstone	1.8	1.5
Phyllite	2.8	3.1
Limestone	5.3	5.1
Schist	3.2	3.0
Monolithic Breccia	3.7	3.8

TABLE 12
SUMMARY OF Q-SYSTEM RATING BY ZONE

Zone	Q-System Rating
	Average
Hanging Wall	2.8
Footwall	2.4
Ore Zone	3.4

The results from the application of the Q-rating system indicate that the rock mass quality is considered to be fair to poor. Of particular concern is the siltstone, which has shown to have low strength and low RQD.

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4.3 Influence of Structure and Discontinuities

Major structures include the Copperstone Fault zone and other sub-parallel and cross-cutting structures. The location of the major structural features in the area of the proposed underground workings is not sufficiently defined to specify where they will be encountered. The Copperstone Fault is offset by a northeast-trending, northwest-dipping, dip-slip fault near the south end of the pit. Structural orientation mapping from pit benches and from the decline was provided by American Bonanza and these databases are provided in Appendices D and E, respectively.

Lower hemisphere stereonet plots of the poles to the planes are provided for the pit mapping, the underground mapping, and for the combined structural database in Appendix F. The pit mapping represents data from the southern portion of the deposit, mainly in the hanging wall and the ore zone. The underground mapping represents the structural database for the northern portion of the deposit and is entirely in the footwall.

The major clusters of pole orientations are illustrated by the contoured pole plots (Appendix F). The main concentration of poles for both the pit and underground mapping is for structures that dip steeply to moderately northeast. These structures are described as faults and fractures, and reflect the Copperstone and sub-parallel fault trends. This structural orientation was applied for the RMR adjustments for structural orientation. A very unfavorable rating (Figure 1) was applied to drifts oriented along the strike of the Copperstone Fault. All other planned workings are given a very favorable rating.

A pole concentration that dips moderately to steeply northwest is present for the pit mapping data, but is not reflected in the decline mapping. These structures are described as faults and fractures, and are considered to reflect the northeast-trending fault that is exposed in the south Copperstone Pit and that displaces the Copperstone Fault 270 feet in a left lateral sense. The data indicate that the northwest-dipping structures are not prevalent in the northern portion of the deposit.

The underground structural orientation data indicate a pole concentration dipping moderately southwest. These structures are described as bedding/foliation. The fact that this set is not reflected in the pit mapping data is attributed to the focus of the mapping on ore related structures, and mapping of bedding/foliation was not included. We expect that, to the degree that the different units exhibit bedding, generally southwest-dipping bedding will be present.

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5.0 SCOPING LEVEL ANALYSIS OF THE RESULTS

5.1 Unsupported Spans and Ground Support

The rock mass characterization methods provide equations or graphical methods to correlate ratings into span widths and support suggestions, based on experience at other mines. The RMR system provides a graphical method (Figure 2, Bieniawski [1989]) for estimating the roof span in meters and stand-up time in hours for tunneling and mining.

The Q system translates into support guidelines for underground excavations using an equivalent dimension defined by Barton et al. (1974), D_e, which incorporates the final design into support guidelines. The variable D_e is defined as:

D_e = [Excavation span, diameter, or height (m)] / [Excavation Support Ratio (ESR)]

The ESR is used to relate the planned use of the excavation to the level of reliability demanded of the support system maintaining the excavation's stability (Figure 3). The spans in this report have been designed using an ESR of 1.6 for cross-cuts and permanent mine openings, and 3.0 for drifts and temporary mine openings.

Support category suggestions are determined by graphing Q versus D_e. Barton's original 1974 graph was updated by Grimstad and Barton (1993) to include steel-fiber reinforced shotcrete.

The support category graph is shown on Figure 3. The resulting spans and the recommendations for support are summarized in Table G-1 in Appendix G. It is important to note that the unsupported span calculations are only valid for areas with intact rock mass and do not include rubble zones. Rubble zones will require extensive ground support using a combination of rock bolts and netting. In severe cases, steel ribbing and timber lagging will be required to provide adequate support. It is strongly recommended that the location and extent of rubble zones be included in the mine model so that critical mine infrastructure can be located to avoid these zones.

5.2 Crown/Sill Pillars

Empirical methods (Carter, 1992) were used to estimate the crown/sill pillar thickness. The methods selected use the Q Index (Barton et al., 1974) and are scaled to the opening span. A first approximation can be developed using the following relationship:

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$$T/S = 1.55Q^{-0.62}$$

where:

T = crown pillar thickness
S = crown pillar span
Q = Q rating

The Q ratings were examined for the maximum unsupported design spans estimated from the Q-rating chart. The minimum crown pillar thickness was then examined using an equation applicable for general stopes where the mining strike length is well in excess of span (at least 10 times).

$$T_{\min}(m) = 5.11Q^{-0.19} * [\sinh^{0.0016}(Q)]$$

Finally, assuming that the stope is vertical and of long strike length, the crown pillar thickness can be determined using:

$$T = \gamma \frac{S^2}{S_c^{\,2}}$$

$$S_c(m) = 3.3Q^{0.43} * [\sinh^{0.0016}(Q)]$$

where:

T = crown pillar thickness
S = required actual design crown pillar span
Q = Q rating
S_c = the critical span
γ = rock mass unit weight (T/m^3)

Table G-2 summarizes the crown pillar thicknesses calculated for the three rock mass zones (hanging wall, footwall, and ore zone) and spans of 12 and 24 feet. Note that the unit weight of the rock was considered to be 160 pounds per cubic foot. The pillar thicknesses reported in Table G-2 should be considered as minimum values and do not consider any applied loads to the crown or sill pillars, nor do these calculations consider the presence of rubble zones, which can significantly impact crown and sill pillar stability.

For scoping-level considerations, Golder recommends crown and sill pillar thicknesses be designed using a minimum safety factor of 1.5. Accordingly, the minimum crown and sill pillar thickness in the ore zone should range between 10 and 26 feet. The crown pillar in the hanging wall should range between 11 and 25 feet. The crown pillar in the footwall should range between 12 and 27 feet. It is

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again important to note that these pillar thicknesses do not include any reinforcement or ground support and do not consider the presence of rubble zones. As discussed previously, the presence of rubble zones should be considered in the design and layout of the mine so that suitable ground control measures can be included in the design.

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7.0 USE OF THIS REPORT

This report was prepared by Golder Associates Inc. for the exclusive use of American Bonanza Gold Corp. and AMEC for specific application to the American Bonanza Scoping Study.

The findings and recommendations provided in this report are based on the results of previous field investigations, combined with an interpretation of geologic subsurface conditions between exploration locations, and our understanding of the project as stated in this report. In preparing our conclusions and recommendations, Golder has relied upon information provided by the client and other parties involved in the study, such as geotechnical logging, pit and underground mapping, and groundwater information. Golder is not responsible for errors or omissions in the information provided by the client or the other parties.

The recommendations and design presented in this report were prepared in accordance with generally accepted professional engineering principals and practices in use at the time this report was prepared. We make no other warranty, either expressed or implied. If project details change, or if construction reveals subsurface conditions other than those presented in this report, Golder should be notified so that recommendations and design presented in this report and accompanying documents can be verified or modified. In the event of changes, conclusions, designs, or recommendations contained in this report shall not be considered valid unless the changes are reviewed by Golder and conclusions of this report modified or verified in writing.

Sincerely,

GOLDER ASSOCIATES INC.

Rafael Luna
Project Engineer

Thomas Wythes, P.E., R.G.
Senior Project Engineer

John Lupo, Ph.D., P.E.
Senior Consultant

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8.0 REFERENCES

Barton, N. R., R. Lien, and J. Lunde, 1974. *Engineering Classification of Rock Masses for the Design of Tunnel Support.* Rock Mech. 6(4), 189-239.

Bieniawski, Z. T., 1976. *Rock Mass Classifications in Rock Engineering.* Proceedings Symposium on Exploration for Rock Engineering. Z. T. Bieniawski and A. A. Balkema, Eds. Rotterdam, pp. 97-106.

Bieniawski, Z.T., 1979. *The Geomechanics Classification in Rock Engineering Applications.* Proceedings of the 4th Int. Congress on Rock Mechanics, ISRM, Montreux, vol. 2, pp. 41-48.

Bieniawski, Z. T., 1989. *Engineering Rock Mass Classifications.* John Wiley, New York, 251p.

Carter, T.G., 1992. *A New Approach to Surface Crown Pillar Design.* 16th Canadian Rock Mechanics Symposium, Laurentian University, Sudbury, pp. 75-84.

Deere, D.U., 1964. *Technical Description of Rock Cores for Engineer Purposes.* Rock Mechanics and Engineering Geology, Vol. 1, No. 1, pp. 17-22.

Grimstad, E. and N. Barton, 1993. *Updating the Q-System for NMT.* Proc. Int. Symp. on Sprayed Concrete – Modern Use of Wet Mix Sprayed Concrete for Underground Support. Fagernes, (Kompen, Opsahl, and Berg, Eds.). Oslo: Norwegian Concrete Assn.

Hoek, E., 2000a. *Chapter 3: Rock Mass Classification.* Practical Rock Engineering. www.rocscience.com.

Hoek, E., 2000b. *Chapter 11: Rock Mass Properties.* Practical Rock Engineering. www.rocscience.com.

Priest, S.D. and J.A. Hudson, 1976. *Discontinuity Spacings in Rock.* Int. Jour. Mech. Min., Sci. 13, pp.135-148.

Ristorcelli, S., 2000. *Geology Report for the Copperstone Gold Property.* Prepared for American Bonanza Gold Mining Corp. October 26, 2000.

WMC, 2006. *Hydrologic Scoping Study.* Technical Memorandum to Bill Tilley and Joe Kircher. March 8, 2006.

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FIGURES

A. CLASSIFICATION PARAMETERS AND THEIR RATINGS

	Parameter		Range of values				
1	Strength of intact rock materia	Point-load strength index	>10 MPa	4 - 10 MPa	2 - 4 MPa	1 - 2 MPa	For this low range - uniaxial compressive test is preferred
		Uniaxial comp. strength	>250 MPa	100 - 250 MPa	50 - 100 MPa	25 - 50 MPa	5 - 25 MPa / 1 - 5 MPa / < 1 MPa
	Rating		15	12	7	4	2 / 1 / 0
2	Drill core Quality RQD		90% - 100%	75% - 90%	50% - 75%	25% - 50%	< 25%
	Rating		20	17	13	8	3
3	Spacing of discontinuities		> 2 m	0.6 - 2 . m	200 - 600 mm	60 - 200 mm	< 60 mm
	Rating		20	15	10	8	5
4	Condition of discontinuities (See E)		Very rough surfaces Not continuous No separation Unweathered wall rock	Slightly rough surfaces Separation < 1 mm Slightly weathered walls	Slightly rough surfaces Separation < 1 mm Highly weathered walls	Slickensided surfaces or Gouge < 5 mm thick or Separation 1-5 mm Continuous	Soft gouge >5 mm thick or Separation > 5 mm Continuous
	Rating		30	25	20	10	0
5	Ground water	Inflow per 10 m tunnel length (l/m)	None	< 10	10 - 25	25 - 125	> 125
		(Joint water press)/(Major principal σ)	0	< 0.1	0.1, - 0.2	0.2 - 0.5	> 0.5
		General conditions	Completely dry	Damp	Wet	Dripping	Flowing
	Rating		15	10	7	4	0

B. RATING ADJUSTMENT FOR DISCONTINUITY ORIENTATIONS (See F)

Strike and dip orientations		Very favourable	Favourable	Fair	Unfavourable	Very Unfavourable
Ratings	*Tunnels & mines*	0	-2	-5	-10	-12
	Foundations	0	-2	-7	-15	-25
	Slopes	0	-5	-25	-50	

C. ROCK MASS CLASSES DETERMINED FROM TOTAL RATINGS

Rating	100 ← 81	80 ← 61	60 ← 41	40 ← 21	< 21
Class number	I	II	III	IV	V
Description	Very good rock	Good rock	Fair rock	Poor rock	Very poor rock

D. MEANING OF ROCK CLASSES

Class number	I	II	III	IV	V
Average stand-up time	20 yrs for 15 m span	1 year for 10 m span	1 week for 5 m span	10 hrs for 2.5 m span	30 min for 1 m span
Cohesion of rock mass (kPa)	> 400	300 - 400	200 - 300	100 - 200	< 100
Friction angle of rock mass (deg)	> 45	35 - 45	25 - 35	15 - 25	< 15

E. GUIDELINES FOR CLASSIFICATION OF DISCONTINUITY conditions

Discontinuity length (persistence)	< 1 m	1 - 3 m	3 - 10 m	10 - 20 m	> 20 m
Rating	6	4	2	1	0
Separation (aperture)	None	< 0.1 mm	0.1 - 1.0 mm	1 - 5 mm	> 5 mm
Rating	6	5	4	1	0
Roughness	Very rough	Rough	Slightly rough	Smooth	Slickensided
Rating	6	5	3	1	0
Infilling (gouge)	None	Hard filling < 5 mm	Hard filling > 5 mm	Soft filling < 5 mm	Soft filling > 5 mm
Rating	6	4	2	2	0
Weathering	Unweathered	Slightly weathered	Moderately weathered	Highly weathered	Decomposed
Ratings	6	5	3	1	0

F. EFFECT OF DISCONTINUITY STRIKE AND DIP ORIENTATION IN TUNNELLING**

Strike perpendicular to tunnel axis		Strike parallel to tunnel axis	
Drive with dip - Dip 45 - 90°	Drive with dip - Dip 20 - 45°	Dip 45 - 90°	Dip 20 - 45°
Very favourable	Favourable	Very unfavourable	Fair
Drive against dip - Dip 45-90°	Drive against dip - Dip 20-45°	Dip 0-20 - Irrespective of strike°	
Fair	Unfavourable	Fair	

* Some conditions are mutually exclusive . For example, if infilling is present, the roughness of the surface will be overshadowed by the influence of the gouge. In such cases use A.4 directly.

** Modified after Wickham et al (1972).

Golder Associates

Tucson, Arizona

RMR Classification

FIGURE 1

PROJECT No 043-2552 FILE No. 0432552A001 CADD RL DATE 03/12/06

Drawing file: Figure 1-.dwg Mar 20, 2006 - 7:41pm

1d
1wk
1mo
1yr
10yr
Immediate
Collapse
ROCK MASS RATING
ROCK MASS RATING
No Support
Required
Roof Span, m
Stand-up Time, hr
30
20
10
8
6
5
4
3
2
1
10^{-1}
10^0
10
10^2
10^3
10^4
10^5
10^6

Fig. 10.5.5a. Relationship between the stand-up time and span for various rock mass classes, according to the RMR classification system—output for mining and tunneling. The plotted data points represent the roof falls studied: black squares for mines, open squares for tunnels. The contour lines are limits of applicability. (Bieniawski, 1989). Conversion factor: 1 ft = 0.3048 m.

RMR System for Tunneling and Mining [From Bieniawski (1993)]

Golder Associates
Tucson, Arizona

FIGURE 2

PROJECT No. 043-2552 FILE No. 0432552A001 CADD RL DATE 03/12/06

Drawing file: Figure ...dwg Mar 20, 2006 - 7:40am

Excavation Category		*ESR*
A	Temporary mine openings	3–5
B	Permanent mine openings, water tunnels for hydro power (excluding high pressure penstocks), pilot tunnels, drifts and headings for large excavations.	1.6
C	Storage rooms, water treatment plants, minor road and railway tunnels, surge chambers, access tunnels.	1.3
D	Power stations, major road and railway tunnels, civil defense chambers, portal intersections.	1.0
E	Underground nuclear power stations, railway stations, sports and public facilities, factories.	0.8

Exceptionally poor
Extremely poor
Very poor
Poor
Fair
Good
Very good
Ext good
Exc good
Span or height in m / ESR
Bolt length in m for ESR = 1
Bolt spacing in shotcreted area
Bolt spacing in unshotcreted area
250 mm
150 mm
120 mm
90 mm
50 mm
40 mm
(9)
(8)
(7)
(6)
(5)
(4)
(3)
(2)
(1)
Rock mass quality $Q = \frac{RQD}{Jn} \times \frac{Jr}{Ja} \times \frac{Jw}{SRF}$

REINFORCEMENT CATEGORIES

1) Unsupported
2) Spot bolting
3) Systematic bolting
4) Systematic bolting with 40-100 mm unreinforced shotcrete
5) Fibre reinforced shotcrete, 50 - 90 mm, and bolting
6) Fibre reinforced shotcrete, 90 - 120 mm, and bolting
7) Fibre reinforced shotcrete, 120 - 150 mm, and bolting
8) Fibre reinforced shotcrete, > 150 mm, with reinforced ribs of shotcrete and bolting
9) Cast concrete lining

$$D_e = \frac{\text{Excavation span, diameter or height (m)}}{\text{Excavation Support Ratio } (ESR)}$$

Grimstad and Barton (1993):

Bolt Length:

$L = \frac{2 + 0.15B}{ESR}$, where B = excavation width Maximum span (unsupported) = $2\ ESR\ Q^{0.4}$

Tunneling Quality Index Support Categories

Golder Associates
Tucson, Arizona

FIGURE 3

PROJECT No. 043-2552 FILE No. 0432552A002 CADD RL DATE 03/12/08

Drawing file: figure 3-r.dwg Mar 20, 2008 - 7:37am

APPENDIX A

GEOTECHNICAL CORE LOGGING RECOMMENDATIONS

Golder Associates Inc.
4730 N. Oracle Road, Suite 210
Tucson, Arizona USA 85705
Telephone: (520) 888-8818
Fax: (520) 888-8817

Golder Associates

June 21, 2004

Our Ref.: 043-2552

American Bonanza Gold Mining Co.
290 Gentry Way
Reno, Nevada 89502

Attention: Mr. Joe Kircher

RE: GEOTECHNICAL DATA COLLECTION PROCEDURE REVIEW

Dear Mr. Kircher,

On June 10, 2004, Golder Associates Inc. (Golder) conducted a site visit at the Copperstone Gold Property, La Paz County, Arizona. The site visit was completed by Golder engineer, Michael Grass, P.E. The purpose of the site visit was to review the existing core, review preliminary development plans, inspect underground development and accessible open cuts, and to provide clarification of the geotechnical logging procedures to site geologists. The site review was made at your request to help ensure that an appropriate level of geotechnical data is collected during ongoing core drilling to support future underground designs. Attached to this letter is a Geotechnical Logging Guidance Form that provides a brief explanation of the geotechnical parameters that Golder recommends be collected.

SUMMARY OF EXISTING GEOTECHNICAL CONDITIONS

Golder's current understanding of the geologic and geotechnical conditions is based on discussions with the project site lead geologist, Sam Nunamacker; a review of several core logs; inspection of representative intact and split core, and geologic reports available on the American Bonanza internet website. Mineralization is hosted mainly in breccia zones related to the Copperstone Fault. The fault zone strikes 320° and dips 40 to 45° northeast. The thickness of the breccia zone exposed in the open pit is 50 to 200 feet. The rock units present at the site include a quartz latite porphyry that is exposed in the hanging wall and within the shear zone, which is brittley deformed throughout the area. A meta-sedimentary unit comprised of quartzite, schist, and limestone is present in the shear zone and the footwall. A basal phyllite unit is present in the footwall. All rock units are highly fractured and oxidized.

The intact rock strength, based on the International Society of Rock Mechanics (ISRM) manual index tests (as described in the Attachment), varies from an R3 to R5, with minor occurrences of R1 to R2 strengths. Higher strength rocks are generally associated with strong hematitic (specularite) alteration and silicification (particularly in the limestone unit). Weaker rocks generally correlate with zones of intense oxidation and zones of chlorite alteration. Rock strength tends to be highly variable, with high strength rocks adjacent to weak rocks along sharp contacts. At this time, all rock strength estimates are based on field observations with no laboratory or field testing (such as unconfined compressive strength [UCS] or point load testing).

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American Bonanza Exploration
Mr. Joe Kircher
-2-
June 21, 2004
043-2552

The typical measured rock quality designation (RQD) of the core is generally in the 20- to 50-percent range. Many zones have values of zero RQD, but rarely does the RQD reach 90 percent. Higher RQD values are generally found in the strong hematite/specularite (ironstone) replacement areas where the fractures have been completely healed. Zones of rubble are common in the footwall, shear zone, and hanging wall. Rubble is defined as core pieces that do not have a full core circumference. Rock quality is generally highest in the footwall, lowest in the shear zone, and intermediate in the hanging wall. Rock quality is highly variable in all zones.

The rock units in the shear zone, the hanging wall, and the footwall are highly fractured with fracture frequency generally greater than 10 fractures per foot. Significant lengths of core are rubblized and tend to overwhelm the lengths of intact rock on the core logs. The majority of fractures found in the core have random orientations and are associated with high deformation shearing associated with the Copperstone Fault. Observations in the open pit indicate that, locally, systematic joint sets occur in both the footwall and hanging wall. These joint sets appear to be associated with high angle normal faults that generally trend to the northwest with a less prominant set of faults trending to the northeast. The spacing of joints in these areas increases with distance from the main fault. No other systematic jointing was recognized within the pit walls or in the underground workings.

Currently, with the exception of fracture aperture, the character of the fractures is not being logged. From the brief review of the core, the fractures tend to be rough to very rough; irregular to stepped in form; and generally filled with hematite and small amounts of chlorite, clay, and calcite. According to the geologists on-site, few occurrences of slickensides have been identified. Fracture openings in the limestone unit are up to 5 inches in width and have re-precipitated calcite crystals forming in the open spaces. Thicker zones of gouge (up to 1 foot) are rare, though a gouge and chlorite-filled fault zone was intercepted in the underground workings within the ore zone.

The current underground workings are below the groundwater table, and water is seeping into the workings at a generally slow rate. Seepage into the workings is only along a few fractures with moist to damp ground in between dripping and flowing fractures. Two fractures were flowing with water at the time of the site visit and each was flowing at a rate of approximately 10 to 20 gallons per minute (gpm). Sam Nunamacker indicated that when flowing water is encountered in the workings, the flows can get as high as 40 gpm, but decrease with time and eventually dry out over a period of weeks. Only the newest underground workings had any free water visible, with the older areas being moist.

A zone of unfavorable joint orientations occurs in one location in the underground workings. A 20-foot long section of the underground workings required the placement of steel sets due to repeated rock falls from the back and extended to a height of approximately 10 feet above the rest of the workings. Apparently two systematic joints met at this point and caused instability that could not be controlled with rock bolts and mesh.

SUMMARY OF CURRENT GEOTECHNICAL DATA COLLECTION PROCEDURES

Core drilling is currently being completed using a double tube core barrel with a solid wall inner tube. Core rigs are currently located in the underground workings, the pit, and outside of the pit in the hanging wall. The core is generally removed from the barrel into a tray by the driller's assistant and then boxed. After several boxes have been filled, a site geologist visits the rig and transports the core boxes to the core logging building.

X:\TUCSON\PROJECTS\04proj\043-2552\Inspect Ltr.doc
Golder Associates

American Bonanza Exploration
Mr. Joe Kircher
-3-
June 21, 2004
043-2552

The core is logged for geologic and geotechnical characteristics. The following items are identified for each run of core (a core run is typically 5 feet in length):

- percent recovery,
- RQD,
- strength index,
- number of factures,
- fracture aperture), and
- water conditions.

After core logging is complete, the core box is photographed inside the building on a well-lit table. Once the core has been photographed, it is split using a rock saw and half of the material is sent for assay. The other half is logged in detail for geology, alteration type, and textures. All split core is stored on site.

During the site visit, several questions were asked by the site geologists concerning:

- Proper assignment of an ISRM rock strength estimate;
- Identification of mechanical fractures;

The ISRM strength estimates are based on field index tests and apply subjective terms such as "a firm blow" and "peeled with difficulty." These terms must be interpreted as a typical person would interpret them. A firm hammer blow, for example, would involve a strong motion from the elbow with little shoulder movement.

The on-site geologists indicated that it is undesirable to break core doing ISRM tests prior to photographing the core. Intact rock strength estimates may be made after photographing, but before splitting the core. Alternatively, an estimate of rock strength can be made without damaging the core by scraping the core with a steel knife blade and by tapping the core with a rock hammer. If tapping of the hammer caused a metallic pinging sound to come from the hammer, that indicated a strong rock (R3 or above), and if a dull thud was heard, then the rock was probably an R2 strength rock or less. Ultimately, some rock breaking will be inevitable. The ISRM manual index test is subjective and should be compared and calibrated to UCS tests or point load tests.

Based on our observations and discussions during the site visit, mechanical fractures may be erroneously included as natural fractures at times. Because the core is boxed by the drillers and not by the geologist, any mechanical breaks in the core caused during removal from the core barrel and placement into the core box must be marked by the drillers using felt tipped pens or other means. Several boxes of core obviously had mechanical fractures caused during boxing of the core that were not marked. Other boxes were clearly marked and the mechanical fractures easily identified. Some questions arose as to the best method for identifying mechanical fractures. In general, fractures that show no infilling are very rough, nearly perpendicular to the core axis, and have a form or shape that does not match adjacent fractures are probably mechanical fractures. If a mechanical fracture is

C:\TUCSON\PROJECTS\04proj\043-2552\inspect Ltr.doc
Golder Associates

American Bonanza Exploration
Mr. Joe Kircher
-4-
June 21, 2004
043-2552

encountered it should not be included in the estimate of fracture frequency, RQD, or discontinuity condition rating.

RECOMMENDATIONS

Overall, the amount of geotechnical data being collected is more than the minimum level that would normally be recommended to support underground exploration and future underground designs. However, the quality of the data may be compromised by the use of a double tube core barrel with a solid wall inner tube rather than a split inner tube and the amount of core handling prior to geotechnical logging. Geomechanical classifications based on these data may result in overly conservative underground geotechnical design recommendations

Geotechnical core logging should be performed on core that has been minimally disturbed. RQD, as well as core recovery, and fracture spacing should be measured while the core is still in the tube liner, split tube, or at a minimum, immediately after it has been transferred to the core tray. Performing geotechnical logging on core that has been collected in a double tube core barrel with a solid wall inner tube that is then transferred to a core tray and then boxed and transported prior to logging will result in misrepresentative measured values for recovery, RQD, and fracture frequency. Optimally, a triple tube drilling system (HQ3) would be employed, and geotechnical logging for parameters sensitive to core disturbance would be logged prior to transferring the core from the split inner tube to the core box.

Based on our observations during the site visit, Golder recommends that the following geotechnical parameters be recorded for each core interval.

- intact rock strength,
- RQD,
- length of rubble zones,
- discontinuity condition rating, and
- notes.

Guidance for the measurement of these parameters is provided in the attached Geotechnical Logging Guidance. Geologic parameters that we expect will have a particular association with the geotechnical properties and will be important for developing a geotechnical model include:

- Alteration Facies, and
- Degree of Oxidation

We anticipate that this information is being recorded during the detailed geologic logging by American Bonanza.

Golder recommends that fracture spacing measurements be discontinued. Theoretical relationships exist between RQD and fracture spacing that may be applied during the design stages. The high frequency of rubble zones may cause fracture spacing measurements over a 5-foot interval to be

K:\TUCSON\PROJECTS\04proj\043-2552\Inspect Ltr.doc
Golder Associates

American Bonanza Exploration
Mr. Joe Kircher
-5-
June 21, 2004
043-2552

misleading. Recording the cumulative length of rubble over a core run will allow a distinction of low RQD zones and mixed zones of rubble and high RQD.

The groundwater condition parameter currently being recorded may also be discontinued. During core drilling it is difficult to make reliable assessments of first water. Observations of water losses and additions may be useful indicators of fracture zones and should be recorded in a column for notes. A column for notes will also allow a place to record geotechnical sample locations, drilling problems, etc. An understanding of the hydrologic conditions will be important for the development and operation of the mine. Vertical coreholes completed for ore definition and geotechnical characterization may be developed into monitoring wells to establish static water levels and for potential future pumping tests.

We recommend that unsplit core samples be retained for geotechnical testing. Samples that are suitable for geotechnical testing will be free of fractures and will have a length to diameter ratio of at least 2.5. Several samples should be collected for each major lithology in each major alteration facies. Samples can be submitted for assay after geotechnical testing.

Based on our observations of the core and the subsurface conditions, we do not recommend that oriented core drilling be completed. Core orientation is generally not successful in low quality rock with RQD values significantly below 50 percent. Structural mapping in accessible underground workings and in the existing open pit provide considerable relevant exposures to characterize structural orientations. Identification of major structural zones from drill core logging and the development of a reliable structural geologic model will also be useful during the future underground design phases.

Golder appreciates the opportunity to be involved with the Copperstone Project and we hope that these recommendations are helpful to you. If you have any questions, please do not hesitate to call us at (520) 888-8818.

Sincerely,

GOLDER ASSOCIATES INC.

Michael Grass, P.E.
Project Engineer

Thomas Wythes, P.E., R.G.
Senior Engineer

William Thompson, P.E.
Principal

Attachment: Geotechnical Logging Guidance Form

C:\TUCSON\PROJECTS\04proj\043-2552\inspect ltr.doc
Golder Associates

June 2004 -3- 043-2552

DISCONTINUITY CONDITION RATING

A subjective discontinuity condition rating between 1 and 5 should be assigned to characterize the dominant discontinuity set (or typical discontinuity if no dominant set is apparent) for each core run. Properties of discontinuities that influence rock mass behavior include the combined impacts of length, aperture, roughness, fracture filling, and wall rock strength. Joint length cannot be assessed from drill core and aperture measurements on disturbed core are not reliable. The following table provides guidance for the assignment of the discontinuity condition rating and is intended to be consistent with the five categories in the Geomechanics Classification of Rock (Bieniawski[1], 1989).

GUIDELINES FOR ASSIGNMENT OF FRACTURE CONDITION

CONDITION OF *DISCONTINUITIES*	FIELD LOG NUMERIC CLASSIFICATION
-Very rough surface -No separation, -Strong wall rock (R4 to R6) -No fracture filling	5
-Slightly rough surface -Medium strong wall rock (R3) -Thin or hard fracture coating	4
-Slightly rough surface -Weak wall rock (R1 to R2) or -Hard filling thicker than surface roughness or - Soft filling thinner than surface roughness	3
-Smooth surface -Weak wall rock (R1 to R2) or -Soft filling thinner than surface roughness	2
- Slickensides; or -Soft filling thicker than surface roughness	1

Hard fillings may consist of chlorite, hematite or calcite. Soft filling would generally consist of clay or fine gouge.

[1] Bieniawski, Z.T., 1989. "Engineering Rock Mass Classifications: A Complete Manual for Engineers and Geologists in Mining, Civil, and Petroleum Engineering. J. Wiley & Sons.

Golder Associates

Golder Associates Inc.
4730 N. Oracle Road, Suite 210
Tucson, Arizona USA 85705
Telephone: (520) 888-8818
Fax: (520) 888-8817

Golder Associates

December 27, 2004

Our Ref.: 043-2552

New Bonanza Gold Mining Co.
290 Gentry Way
Reno, Nevada 89502

Attention: Mr. Joe Kircher

RE: GEOTECHNICAL LOGGING FOLLOW-UP REVIEW

Dear Mr. Kircher,

At your request, Golder Associates performed a follow-up site visit to the Copperstone property on December 2, 2004 to review the geotechnical logging procedures being employed. Golder provided geotechnical logging recommendations in early June 2004 and Golder Project Engineer Michael Grass, P.E. visited the site on June 10, 2004 to train Copperstone geologists in the geotechnical logging procedures. That geotechnical data review was summarized in a letter to you dated June 21, 2004. The geotechnical logging recommendations that Golder provided included the following components:

- Intact Rock Strength
- Rock Quality Designation (RQD)
- Rubble Zones
- Discontinuity Condition Rating

The December 2 follow-up site visit, performed by Senior Project Engineer Thomas J. Wythes, P.E., R.G., was intended to confirm that the geotechnical logging procedures being employed on site are consistent with the recommendations that Golder provided previously and to provide any clarifications, if necessary.

The core logging procedures were reviewed with all of the site geologists present. Recently collected, boxed and unsplit NQ size core from both the footwall and the hanging wall was available for inspection at the core shed at the time of our site visit. Golder also toured the open pit and the underground workings during the site visit.

The site geologists demonstrated generally proper application of the geotechnical logging procedures that were provided by Golder. Some clarifications were provided in the estimation of intact rock strength, RQD, and discontinuity condition rating. We consider the data that has been collected to date for these parameters to be valid. The identification and measurement of rubble zones seems to be performed correctly and consistently among geologists. The following paragraphs summarize the observations and discussions for each of the geotechnical logging components.

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APPENDIX B

GEOTECHNICAL CORE LOGGING DATA
(CD ONLY)

APPENDIX C

RMR HISTOGRAMS

March 2006 043-2552

APPENDIX C
RQD STATISTICS

Overall

Rock Type	Symbol	Average	St Dev	Min	Max	0-1	1-2	2-3	3-4	4-5	Total
Quartzlatite	qlp	2.73	1.25	1	5	1578	1341	2023	1409	599	6950
Siltstone	slts	3.34	1.50	1	5	79	61	79	78	147	444
Phyllite	phyl	2.96	1.23	1	5	140	110	534	193	82	784
Limestone	ls	3.32	1.55	1	5	49	29	43	33	85	239
Schist	sch	2.91	1.20	1	5	154	156	280	239	74	903
Breccia	bx	3.18	1.32	1	5	172	207	353	243	269	1244

Ore Sectors

Rock Type		Average	St Dev	Min	Max	0-1	1-2	2-3	3-4	4-5	Total
Quartzlatite	qlp	2.59	1.29	1	5	989	725	932	617	315	3578
Siltstone	slts	3.34	1.54	1	5	75	58	73	51	147	404
Phyllite	phyl	3.00	1.21	1	5	50	38	100	81	29	298
Limestone	ls	3.28	1.56	1	5	49	29	42	31	81	232
Schist	sch	2.89	1.30	1	5	64	55	82	74	37	312
Breccia	bx	3.24	1.40	1	5	112	136	107	121	212	768

X:\Tucson\Projects\04prj\043-2552\Geotech Rpt\Appendix Crqd Geotech Data.xls

Golder Associates

Appendix C

SILTSTONE

40%
35%
30%
25%
20%
15%
10%
5%
0%
Percentage
1
2
3
4
5
RQD
All Data
Ore Zone

X:\Tucson\Projects04prj\043-2552\Geotech Rpt\Appendix Crqd Geotech Data.xls

Golder Associates

Appendix C

PHYLLITE

80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage
1
2
3
4
5
RQD
Overall
Ore Zone

X:\Tucson\Projects\04proj\043-2592\Geotech Rpt\Appendix C\rqd Geotech Data.xls

Golder Associates

Appendix C

LIMESTONE

40%
35%
30%
25%
20%
15%
10%
5%
0%
Percentage
1
2
3
4
5
RQD
All Data
Ore Zone

X:\Tucson\Projects\04proj\043-2052\Geotech Rpt\Appendix C\rqd Geotech Data.xls

Golder Associates

Appendix C

SCHIST

35%
30%
25%
20%
15%
10%
5%
0%
Percentage
1
2
3
4
5
RQD
All Datal
Ore Zone

X:\Tucson\Projects\04proj\043-2552\Geotech Rpt\Appendix C\rqd Geotech Data.xls

Golder Associates

Appendix C

MONOLITHIC BRECCIA

30%
25%
20%
15%
10%
5%
0%
Percentage
1
2
3
4
5
RQD
All Data
Ore Zone

X:\Tucson\Projects\04proj\043-2552\Geotech Rpt\Appendix C\rqd Geotech Data.xls

Golder Associates

March 2006

043-2552

APPENDIX C
ISRM STATISTICS

Overall

Rock Type	Symbol	Average	St Dev	Min	Max	0	1	2	3	4	5	Total
Quartzlatite	qlp	3.01	0.87	0	5	159	286	749	3921	1748	55	6918
Siltstone	slts	2.42	0.70	1	5	0	2	306	102	35	6	451
Phyllite	phyl	2.82	0.82	0	5	15	31	161	577	119	2	784
Limestone	ls	2.96	0.23	2	4	0	0	10	211	2	0	223
Schist	sch	3.13	0.88	0	5	7	34	133	414	295	20	903
Breccia	bx	2.88	0.81	0	5	29	48	166	805	201	2	1251

Ore Sectors

Rock Type		Average	St Dev	Min	Max	0	1	2	3	4	5	Total
Quartzlatite	qlp	3.06	0.74	0	5	46	89	291	2315	778	27	3546
Siltstone	slts	2.27	0.48	2	4	0	0	304	101	6	0	411
Phyllite	phyl	2.89	0.80	0	4	7	10	41	190	50	0	298
Limestone	ls	2.97	0.19	2	4	0	0	7	208	1	0	216
Schist	sch	3.09	0.81	0	4	1	12	48	149	102	0	312
Breccia	bx	2.89	0.59	0	4	15	19	81	579	81	0	775

Appendix C ISRM Geotech Data.xls

Golder Associates

Appendix C

QUARTZ LATITE PORPHYRY

70%
60%
50%
40%
30%
20%
10%
0%
Percentage
0
1
2
3
4
5
ISRM ROCK STRENGTH
All Data
Ore Zone

K:\Tucson\Projects\04pro\043-2552\Geotech Rpt\Appendix C\ISRM Geotech Data.xls

Golder Associates

Appendix C

SILTSTONE

80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage
0
1
2
3
4
5
ISRM ROCK STRENGTH
All Data
Ore Zone

X:\Tucson\Projects\04proj\043-2552\Geotech Rpt\Appendix C\ISRM Geotech Data.xls

Golder Associates

Appendix C

PHYLLITE
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage
0
1
2
3
4
5
ISRM ROCK STRENGTH
Overall
Ore Zone

X:\TucsonProjects\04proj\043-2552\Geotech Rpt\Appendix C\ISRM Geotech Data.xls

Golder Associates

Appendix C

LIMESTONE

120%
100%
80%
60%
40%
20%
0%
Percentage
0
1
2
3
4
5
ISRM ROCK STRENGTH
All Data
Ore Zone

X:\Tucson\Projects\04proj\043-2552\Geotech Rpt\Appendix C\ISRM Geotech Data.xls

Golder Associates

Appendix C

SCHIST
60%
50%
40%
30%
20%
10%
0%
Percentage
0
1
2
3
4
5
ISRM ROCK STRENGTH
All Data
Ore Zone

X:\Tucson\Projects\04proj\043-2552\Geotech Rpt\Appendix C\ISRM Geotech Data.xls
Golder Associates

Appendix C

MONOLITHIC BRECCIA

80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage
0
1
2
3
4
5
ISRM ROCK STRENGTH
All Data
Ore Zone

X:\Tucson\Projects\04proj\043-2552\Geotech Rpt\Appendix C\ISRM Geotech Data.xls

Golder Associates

March 2006

043-2552

APPENDIX C
DISCONTINUITY CONDITION STATISTICS

Overall

Rock Type	Symbol	Average	St Dev	Min	Max	0	1	2	3	4	5	Total
Quartzlatite	qlp	3.47	0.90	0	10	4	374	497	1237	4083	31	6233
Siltstone	slts	2.48	0.66	2	4	0	0	276	133	42	0	451
Phyllite	phyl	3.31	0.86	0	5	1	36	83	664	383	9	784
Limestone	ls	3.31	0.66	2	4	0	0	18	80	71	0	169
Schist	sch	3.47	1.12	0	12	7	60	89	90	567	8	828
Breccia	bx	3.35	0.90	0	5	1	62	127	279	632	3	1104

Ore Sectors

Rock Type		Average	St Dev	Min	Max	0	1	2	3	4	5	Total
Quartzlatite	qlp	3.50	0.86	0	8	1	138	231	673	1948	20	3015
Siltstone	slts	2.34	0.51	2	4	0	0	276	129	6	0	411
Phyllite	phyl	3.34	0.86	1	5	0	13	28	110	138	9	298
Limestone	ls	3.33	0.66	2	4	0	0	17	75	70	0	162
Schist	sch	3.37	1.09	0	5	5	18	49	12	198	4	286
Breccia	bx	3.38	0.91	0	5	1	34	76	133	383	1	628

\ppendix c\Discontinuity Geotech Data.xls

Golder Associates

Appendix C

QUARTZ LATITE PORPHYRY
70%
60%
50%
40%
30%
20%
10%
0%
Percentage
0
1
2
3
4
5
Joint Condition
All Datat
Ore Zone

X:\Tucson\Projects\04proj\043-2582\Geotech Rpt\Appendix C\Discontinuity Geotech Data.xls

Golder Associates

Appendix C

SILTSTONE

80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage
0
1
2
3
4
5
Joint Condition
All Datal
Ore Zone

X:\Tucson\Projects\04prj\043-2552\Geotech Rpt\Appendix C\Discontinuity Geotech Data.xls
Golder Associates

Appendix C

PHYLLITE
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage
0
1
2
3
4
5
Joint Condition
Overall
Ore Zone

X:\Tucson\Projects\04proj\043-2552\Geotech Rpt\Appendix C\Discontinuity Geotech Data.xls

Golder Associates

Appendix C

LIMESTONE

50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Percentage
0
1
2
3
4
5
Joint Condition
All Data
Ore Zone

X:\Tucson\Projects\04proj\043-2552\Geotech Rpt\Appendix C\Discontinuity Geotech Data.xls

Golder Associates

Appendix C

SCHIST
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage
0
1
2
3
4
5
Joint Condition
All Data
Ore Zone

X:\Tucson\Projects\04proj\043-2552\Geotech Rpt\Appendix C\Discontinuity Geotech Data.xls

Golder Associates

Appendix C

MONOLITHIC BRECCIA
70%
60%
50%
40%
30%
20%
10%
0%
Percentage
0
1
2
3
4
5
Joint Condition
All Data
Ore Zone

X:\Tucson\Projects\04proj\043-2552\Geotech Rpt\Appendix C\Discontinuity Geotech Data.xls

Golder Associates

March 2006 043-2552

APPENDIX C
RMR STATISTICS

Overall

Rock Type	Symbol	Average	St Dev	Min	Max	0-10	10-20	20-30	30-40	40-50	50-60	60-70	70-80	80-90	90-100	Total
Quartzlatite	qlp	54	16	12	86	0	197	299	625	888	2194	453	1490	62	0	6208
Siltstone	slts	49	15	24	78	0	0	62	93	45	131	80	33	0	0	444
Phyllite	phyl	53	15	12	81	0	14	33	139	97	240	97	158	5	0	783
Limestone	ls	59	13	26	76	0	0	1	18	15	49	42	44	0	0	169
Schist	sch	55	17	12	81	0	29	64	64	93	278	14	265	7	0	814
Breccia	bx	56	16	12	81	0	36	45	92	126	355	108	331	1	0	1094

Ore Sectors

Rock Type		Average	St Dev	Min	Max	0-10	10-20	20-30	30-40	40-50	50-60	60-70	70-80	80-90	90-100	Total
Quartzlatite	qlp	53	15	12	86	0	84	130	321	526	1103	186	641	5	0	2996
Siltstone	slts	48	15	24	73	0	0	62	90	44	124	78	6	0	0	404
Phyllite	phyl	54	15	12	81	0	2	10	60	31	90	39	61	5	0	298
Limestone	ls	59	13	26	73	0	0	1	17	15	49	37	43	0	0	162
Schist	sch	54	18	12	81	0	8	31	21	41	73	3	100	4	0	281
Breccia	bx	56	16	12	81	0	22	25	41	81	192	51	205	1	0	618

X:\Tucson\Projects\04prj\043-2552\Geotech Rpt\Appendix C\RMR Histograms.xls Golder Associates

Appendix C

QUARTZLATITE
40%
35%
30%
25%
20%
15%
10%
5%
0%
Percentage
0-10
10-20
20-30
30-40
40-50
50-60
60-70
70-80
80-90
90-100
RMR
Overall
Ore

K:\Tucson\Projects\04prj\043-2532\Geotech Rpt\Appendix CRMR Histograms.xls

Golder Associates

Appendix C

SILTSTONE
Percentage
35%
30%
25%
20%
15%
10%
5%
0%
0-10
10-20
20-30
30-40
40-50
50-60
60-70
70-80
80-90
90-100
RMR
Overall
Ore

Golder Associates

Appendix C

PHYLLITE
35%
30%
25%
20%
15%
10%
5%
0%
Percentage
0-10
10-20
20-30
30-40
40-50
50-60
60-70
70-80
80-90
90-100
RMR
Overall
Ore

Golder Associates

Appendix C

SCHIST
40%
35%
30%
25%
20%
15%
10%
5%
0%
Percentage
0-10
10-20
20-30
30-40
40-50
50-60
60-70
70-80
80-90
90-100
RMR
Overall
Ore

Golder Associates

Appendix C

Monolithic Breccia

35%
30%
25%
20%
15%
10%
5%
0%
Percentage
0-10
10-20
20-30
30-40
40-50
50-60
60-70
70-80
80-90
90-100
RMR
All Data
Ore zones

K:\Tucson\Projects\04proj\043-2752\Geotech Rpt\Appendix C RMR Histograms.xls

Golder Associates

APPENDIX D

PIT MAPPING DATA
(CD ONLY)

APPENDIX E

UNDERGROUND JOINT MAPPING DATA
(CD ONLY)

APPENDIX F

LOWER HEMISPHERE STEREONET PLOTS

March 2006

043-2552

APPENDIX F
PIT DISCONTINUITY MAPPING

N
E
S
W

TYPE

- □ Fault [108]
- Δ Fracture/Vein [195]

Equal Angle
Lower Hemisphere
303 Poles
303 Entries

X:\Tucson\Projects\04proj\043-2552\Geotech Rpt\Appendix F\Stereonets.xls

Golder Associates

March 2006

APPENDIX F
UNDERGROUND DISCONTINUITY MAPPING

043-2552

N
W
E
S
C
Bedding or Schisto [104]
C [1]
Prominent Fracture [132]
Vein [89]
Vein - Trace of Be [1]
Vein, Trace of Bed [1]
Equal Angle
Lower Hemisphere
328 Poles
328 Entries

X:\Tucson\Projects\04proj\043-2552\Geotech Rpt\Appendix F\Stereonets.xls

Golder Associates

APPENDIX G

SUPPORT RECOMMENDATIONS

March 2006 043-2552

TABLE G-1
SUPPORT RECOMMENDATIONS FOR TEMPORARY AND PERMANENT MINE OPENINGS

Tunnels oriented NE

Cross-cuts and Permanent mine openings

ESR 1.6 — Maximum Span (No Rubble Zone)

Zones	RMR	Q	12 ft: D_e	12 ft: Shotcrete	12 ft: Rock Bolts Length	12 ft: Rock Bolts Spacing	24 ft: D_e	24 ft: Shotcrete	24 ft: Rock Bolts Length	24 ft: Rock Bolts Spacing
Hanging Wall	55	3.4	2.3	none needed	none needed		4.6	2 in	7 ft	5 ft
Ore Zone	53	2.7								
Footwall	52	2.4								
Poor Rock Zones	-	1.8			5 ft	5 ft		4 in.	7 ft	5 ft

Drifts and Temporary mine openings

ESR 3 — Maximum Span (No Rubble Zone)

Zones	RMR	Q	12 ft: D_e	12 ft: Shotcrete	12 ft: Rock Bolts Length	12 ft: Rock Bolts Spacing	24 ft: D_e	24 ft: Shotcrete	24 ft: Rock Bolts Length	24 ft: Rock Bolts Spacing
Hanging Wall	55	3.4	1.2	none needed	none needed		2.4	none needed	none needed	
Ore Zone	53	2.7								
Footwall	52	2.4								
Poor Rock Zones	-	1.8						2 in	5 ft	5 ft

Tunnels oriented NW

Cross-cuts and Permanent mine openings

ESR 1.6 — Maximum Span (No Rubble Zone)

Zones	RMR	Q	12 ft: D_e	12 ft: Shotcrete	12 ft: Rock Bolts Length	12 ft: Rock Bolts Spacing	24 ft: D_e	24 ft: Shotcrete	24 ft: Rock Bolts Length	24 ft: Rock Bolts Spacing
Hanging Wall	43	0.9	2.3	2 in	6 ft	4 ft	4.6	2 in to 4 in	7 ft	4 ft
Ore Zone	41	0.7								
Footwall	40	0.6								
Poor Rock Zones	-	0.5							7 ft	3.5 ft

Drifts and Temporary mine openings

ESR 3 — Maximum Span (No Rubble Zone)

Zones	RMR	Q	12 ft: D_e	12 ft: Shotcrete	12 ft: Rock Bolts Length	12 ft: Rock Bolts Spacing	24 ft: D_e	24 ft: Shotcrete	24 ft: Rock Bolts Length	24 ft: Rock Bolts Spacing
Hanging Wall	43	0.9	1.2	none needed	none needed		2.4	2 in	4 ft	4 ft
Ore Zone	41	0.7								
Footwall	40	0.6								
Poor Rock Zones	-	0.5							5 ft	4 ft

[illegible file path] Golder Associates

March 2006 043-2552

TABLE G-2
CROWN PILLAR RECOMMENDATIONS

I. Tunnels oriented NE

Zones	Q	Max. Unsupp. (ft)	g (pcf)	Critical Span $S_c = 3.3Q^{0.43} * \sinh^{0.0016}(Q)$	Crown Thickness Based on $T_{min} = 5.11 * Q^{-0.19} * \sinh^{0.0016}(Q)$	Crown Thickness Based on $T/S = 1.55 * Q^{-0.52}$ (Unsupported Span)	Crown Thickness Based on $T = g * S^2/Sc^2$ (Unsupported Span)
Hanging Wall	3.4	17.0	160	18.4	13.3	12.4	7.2
Ore Zone	2.7	15.0	160	16.7	13.9	12.5	6.8
Footwall	2.4	15.0	160	15.9	14.2	13.4	7.5

II. Tunnels oriented NW

Zones	Q	Max. Unsupp. (ft)	g (pcf)	Critical Span $S_c = 3.3Q^{0.43} * \sinh^{0.0016}(Q)$	Crown Thickness Based on $T_{min} = 5.11 * Q^{-0.19} * \sinh^{0.0016}(Q)$	Crown Thickness Based on $T/S = 1.55 * Q^{-0.52}$ (Unsupported Span)	Crown Thickness Based on $T = g * S^2/Sc^2$ (Unsupported Span)
Hanging Wall	0.9	10.0	160	10.3	17.1	16.6	7.9
Ore Zone	0.7	9.0	160	9.4	17.9	17.2	7.7
Footwall	0.6	8.8	160	8.9	18.2	17.9	8.1

X:\Fresno\Projects\04proj\043-2552\Geotech Rpt\Appendix G\Tables G-1 and G-2.xls

Golder Associates

AMERICAN BONANZA GOLD CORP. COPPERSTONE PROPERTY, LA PAZ COUNTY, ARIZONA PRELIMINARY ASSESSMENT REPORT

A P P E N D I X K

Hydrogeological Reports

Project No.: ABG-FEAS Final	Appendices	February 2010

FESS FOSTER, Ph.D.
Geological & Environmental Consulting
3811 Cooper Road
Three Forks, Montana 59752
Phone: (406) 285-4108 Fax: (406) 285-4721

Date: January 9, 2003

Memo To: Brian Kirwin/ABGMC

From: *Fess Foster*

Subject: Initial Copperstone Underground Water Analyses

Attached are the analyses of the initial (2) water samples collected underground at Copperstone.

Following is a record of the collection and chain of custody protocol should it ever be needed.

- The samples were collected by myself and Ray Roripaugh (CPG and Arizona registered geologists respectively) at noon on 11/27/02. EPA-approved collection methodologies (provided to us by American Assay) were used.
- Two duplicate samples were taken of the water along the shoreline of the static water level in the decline.
- The decline had not been pumped for approximately 19 months, and the samples were taken before the water was agitated by our dewatering program. Therefore, the water had been exposed to air (i.e. a redox boundary) and represent a worst case scenario in terms of water quality.
- The samples were in your chain of custody until delivered to the owner of American Assay at 10 pm that night.

I compared the analyses to the Nevada Division of Health (NDOH) standards sent to me by American Assay. American stated that these were primary drinking water standards. The standards are hand written next to the analyses for CW-1 on the attached sheet. As you can see, the water is very clean (importantly with a near neutral pH). It exceeds drinking water standards for only 3 of the NDOH constituents (F, Fe, and TDS).

I had Pat Gochnour review these results relative to his knowledge of Arizona mining standards. He too felt the water was very clean. He stated that Arizona has no specific standards. Rather, standards are set on a site by site basis by adding a certain % to the established background values at the property.

In summary, this is very good news.

Fess Foster

Fess Foster

1

12/31/2002 13:16 7753561413 AMERICAN ASSAY LABS PAGE 02

[redacted]

ANALYSIS PERFORMED BY AAL ENVIRONMENTAL LLC - NV00040

Nevada Division of Health primary drinking water standards

Profile II Analysis

CW-1

PARAMETER	D.F.	UNITS				DETECTION LIMITS	METHOD REFERENCE	SAMPLE DATE	ANALYSIS DATE
ALKALINITY, TOTAL	—	mg/L		119		1	SM2320B	11-27-02	12-03-02
BICARBONATE	—	mg/L		119		1	SM2320B	11-27-02	12-03-02
CARBONATE	—	mg/L	<	1		1	SM2320B	11-27-02	12-03-02
HYDROXIDE	—	mg/L	<	1		1	SM2320B	11-27-02	12-03-02
ALUMINUM	—	mg/L	<	0.020		0.020	EPA 200.7	11-27-02	12-09-02
ANTIMONY	—	mg/L	<	0.003		0.003	EPA 200.7	11-27-02	12-09-02
ARSENIC	—	mg/L	<	0.005	0.05	0.005	EPA 200.7	11-27-02	12-09-02
BARIUM	—	mg/L	<	0.020	2.0	0.020	EPA 200.7	11-27-02	12-09-02
BERYLLIUM	—	mg/L	<	0.002		0.002	EPA 200.7	11-27-02	12-09-02
BISMUTH	—	mg/L	<	0.020		0.020	EPA 200.7	11-27-02	12-09-02
BORON	—	mg/L		2		0.10	EPA 200.7	11-27-02	12-09-02
CADMIUM	—	mg/L	<	0.002		0.002	EPA 200.7	11-27-02	12-09-02
CALCIUM	—	mg/L		50		0.50	EPA 200.7	11-27-02	12-09-02
CHLORIDE*	1/20	mg/L		100	400.0	1.0	EPA 300.0	11-27-02	12-02-02
CHROMIUM	—	mg/L	<	0.005		0.005	EPA 200.7	11-27-02	12-02-02
COBALT	—	mg/L	<	0.020		0.020	EPA 200.7	11-27-02	12-02-02
CONDUCTIVITY	—	uS/cm		1900	8500	10	SM2510B	11-27-02	12-02-02
COPPER	—	mg/L	<	0.010	1.0	0.010	EPA 200.7	11-27-02	12-09-02
☆ → FLUORIDE*	1/5	mg/L		7	2.0-4.0	0.5	SM4500 FC	11-27-02	12-03-02
GALLIUM	—	mg/L	<	0.050		0.050	EPA 200.7	11-27-02	12-09-02
☆ → IRON	—	mg/L	<	0.020	0.6	0.020	EPA 200.7	11-27-02	12-09-02
LEAD	—	mg/L	<	0.007	15.0	0.007	EPA 200.7	11-27-02	12-09-02
LITHIUM	—	mg/L		0.099		0.010	EPA 200.7	11-27-02	12-09-02
MAGNESIUM	—	mg/L		10	150.0	0.10	EPA 200.7	11-27-02	12-09-02
MANGANESE	—	mg/L	<	0.005	0.1	0.005	EPA 200.7	11-27-02	12-09-02
MERCURY	—	mg/L	<	0.0005	0.002	0.0005	EPA 245.1	11-27-02	12-13-02
MOLYBDENUM	—	mg/L		0.029		0.020	EPA 200.7	11-27-02	12-09-02
NICKEL	—	mg/L	<	0.020		0.020	EPA 200.7	11-27-02	12-09-02
NITRATE-N*	—	mg/L		3	10.0	1.0	EPA 300.0	11-27-02	12-02-02
NITRITE-N*	—	mg/L	<	0.010		0.010	SM4500 NO2B	11-27-02	12-03-02
NITRATE + NITRITE -N*	—	mg/L		3		1.0	EPA 300.0	11-27-02	12-02-02
pH	—	s.u.		7.72	≤6.5 ≥8.5	0.01	SM4500H+B	11-27-02	12-02-02
PHOSPHORUS, TOTAL	—	mg/L		0.02		0.20	HACH8190	11-27-02	12-05-02
POTASSIUM	—	mg/L		10		0.10	EPA 200.7	11-27-02	12-08-02
SCANDIUM	—	mg/L	<	0.005		0.005	EPA 200.7	11-27-02	12-09-02
SELENIUM	—	mg/L	<	0.010		0.010	EPA 200.7	11-27-02	12-09-02
SILVER	—	mg/L	<	0.010		0.010	EPA 200.7	11-27-02	12-08-02
SODIUM	1/5	mg/L		370		2.50	EPA 200.7	11-27-02	12-09-02
STRONTIUM	—	mg/L		1.33		0.010	EPA 200.7	11-27-02	12-09-02
SULFATE*	1/20	mg/L		310	500.0	20.0	EPA 300.0	11-27-02	12-02-02
THALLIUM	—	mg/L		0.001		0.001	EPA 200.7	11-27-02	12-09-02
TIN	—	mg/L	<	0.050		0.050	EPA 200.7	11-27-02	12-09-02
TITANIUM	—	mg/L	<	0.005		0.005	EPA 200.7	11-27-02	12-09-02
☆ → TDS	—	mg/L		1200	1000.0	10	SM2540C	11-27-02	12-05-02
VANADIUM	—	mg/L	<	0.020		0.020	EPA 200.7	11-27-02	12-09-02
ZINC	—	mg/L	<	0.050	5.0	0.050	EPA 200.7	11-27-02	12-09-02

*subcontracted to WET Labs (NV004)

G. Burke

George Burke
Laboratory Director

AAL ENVIRONMENTAL LLC

12/31/2002 13:16 7753561413 AMERICAN ASSAY LABS PAGE 03

ANALYSIS PERFORMED BY AAL ENVIRONMENTAL LLC - NV00040

Profile II Analysis

CW-2

PARAMETER	D.F.	UNITS			DETECTION LIMITS	METHOD REFERENCE	SAMPLE DATE	ANALYSIS DATE
ALKALINITY, TOTAL	—	mg/L		125	1	SM2320B	11-27-02	12-03-02
BICARBONATE	—	mg/L		125	1	SM2320B	11-27-02	12-03-02
CARBONATE	—	mg/L	<	1	1	SM2320B	11-27-02	12-03-02
HYDROXIDE	—	mg/L	<	1	1	SM2320B	11-27-02	12-03-02
ALUMINUM	—	mg/L	<	0.020	0.020	EPA 200.7	11-27-02	12-09-02
ANTIMONY	—	mg/L	<	0.003	0.003	EPA 200.7	11-27-02	12-09-02
ARSENIC	—	mg/L	<	0.005	0.005	EPA 200.7	11-27-02	12-09-02
BARIUM	—	mg/L	<	0.020	0.020	EPA 200.7	11-27-02	12-09-02
BERYLLIUM	—	mg/L	<	0.002	0.002	EPA 200.7	11-27-02	12-09-02
BISMUTH	—	mg/L	<	0.020	0.020	EPA 200.7	11-27-02	12-09-02
BORON	—	mg/L		2	0.10	EPA 200.7	11-27-02	12-09-02
CADMIUM	—	mg/L	<	0.002	0.002	EPA 200.7	11-27-02	12-09-02
CALCIUM	—	mg/L		50	0.50	EPA 200.7	11-27-02	12-09-02
CHLORIDE*	1/25	mg/L		210	12.5	EPA 300.0	11-27-02	12-02-02
CHROMIUM	—	mg/L	<	0.005	0.005	EPA 200.7	11-27-02	12-09-02
COBALT	—	mg/L	<	0.020	0.020	EPA 200.7	11-27-02	12-09-02
CONDUCTIVITY	—	uS/cm		1836	10	SM2510B	11-27-02	12-02-02
COPPER	—	mg/L	<	0.010	0.010	EPA 200.7	11-27-02	12-09-02
FLUORIDE*	1/5	mg/L		8	0.5	SM4500 FC	11-27-02	12-03-02
GALLIUM	—	mg/L	<	0.050	0.050	EPA 200.7	11-27-02	12-09-02
IRON	—	mg/L	<	0.020	0.020	EPA 200.7	11-27-02	12-09-02
LEAD	—	mg/L	<	0.007	0.007	EPA 200.7	11-27-02	12-09-02
LITHIUM	—	mg/L		0.088	0.010	EPA 200.7	11-27-02	12-09-02
MAGNESIUM	—	mg/L		10	0.10	EPA 200.7	11-27-02	12-09-02
MANGANESE	—	mg/L	<	0.005	0.005	EPA 200.7	11-27-02	12-09-02
MERCURY	—	mg/L	<	0.0005	0.0005	EPA 245.1	11-27-02	12-13-02
MOLYBDENUM	—	mg/L		0.029	0.020	EPA 200.7	11-27-02	12-09-02
NICKEL	—	mg/L	<	0.020	0.020	EPA 200.7	11-27-02	12-09-02
NITRATE-N*	—	mg/L		2	1.0	EPA 300.0	11-27-02	12-02-02
NITRITE-N*	—	mg/L	<	0.010	0.010	SM4500 NO2B	11-27-02	12-03-02
NITRATE + NITRITE -N*	—	mg/L		2	1.0	EPA 300.0	11-27-02	12-03-02
pH	—	s.u.		7.70	0.01	SM4500H+B	11-27-02	12-02-02
PHOSPHORUS, TOTAL	—	mg/L	<	0.20	0.20	HACH8190	11-27-02	12-05-02
POTASSIUM	—	mg/L		10	0.10	EPA 200.7	11-27-02	12-09-02
SCANDIUM	—	mg/L	<	0.005	0.005	EPA 200.7	11-27-02	12-09-02
SELENIUM	—	mg/L	<	0.010	0.010	EPA 200.7	11-27-02	12-09-02
SILVER	—	mg/L	<	0.010	0.010	EPA 200.7	11-27-02	12-09-02
SODIUM	1/5	mg/L		360	2.50	EPA 200.7	11-27-02	12-09-02
STRONTIUM	—	mg/L		1.330	0.010	EPA 200.7	11-27-02	12-09-02
SULFATE*	1/25	mg/L		410	25.0	EPA 300.0	11-27-02	12-02-02
THALLIUM	—	mg/L	<	0.001	0.001	EPA 200.7	11-27-02	12-09-02
TIN	—	mg/L	<	0.050	0.050	EPA 200.7	11-27-02	12-09-02
TITANIUM	—	mg/L	<	0.005	0.005	EPA 200.7	11-27-02	12-09-02
TDS	—	mg/L		1140	10	SM2540C	11-27-02	12-05-02
VANADIUM	—	mg/L	<	0.020	0.020	EPA 200.7	11-27-02	12-09-02
ZINC	—	mg/L	<	0.050	0.050	EPA 200.7	11-27-02	12-09-02

*subcontracted to WET Labs (NV004)

G. Burke

George Burke
Laboratory Director

AAL ENVIRONMENTAL LLC

Schlumberger
WATER SERVICES

AMERICAN BONANZA EXPLORATIONS

DEWATERING EVALUATION
COPPERSTONE DEPOSIT, LA PAZ COUNTY

Report No. 2898

AMERICAN BONANZA EXPLORATIONS

DEWATERING EVALUATION
COPPERSTONE DEPOSIT, LA PAZ COUNTY

DRAFT

February 2010

2898

Prepared for:
American Bonanza Explorations
2290 Gentry Way, Suite 6
Reno, Nevada 89502
USA

Prepared by:

Schlumberger Water Services
3845 N Business Center Drive, Suite 107
Tucson, AZ 85705
USA

2898	Schlumberger Water Services	American Bonanza Exploration

2898	Schlumberger Water Services	American Bonanza Exploration

Contents

TABLES
2.1	Permeability	5
2.2	Underground drilling water makes	7
2.3	Summary of water level data	8
3.1	Calculation of specific yield	12
3.2	Long term water balance	13

FIGURES		After page
2.1	Location map of mine site and underground development	10
2.2	Surface water catchments and surface runoff direction	10
2.3	Mine site lithologies and structures	10
2.4	Location map of mine site monitoring wells	10
2.5	Hydrographs for H5-49, H5-80 and H5-87	10
2.6	Hydrographs for H4-30, H4-42, C95-12 and C96-18	10
2.7	Hydrographs for MW 257, H4-29, A00-6 and WW2A	10
2.8	Water levels for November 2006	10

2898	Schlumberger Water Services	American Bonanza Exploration

1     INTRODUCTION

1.1     Objective

This report provides an evaluation of the potential dewatering requirements for underground development at Copperstone.

The principal items considered are:

  Hydrogeologic conditions and considerations for dewatering.

  Short term pumping estimate to dewater initial mine development (five to seven months).

  Long term pumping estimates to maintain dry workings (Year 1 to 7).

  Potential approaches to dewatering.

  Work steps to implement initial dewatering.

The work has been conducted based on existing data sets and site knowledge.

A key issue for the mine project is the potential quantity of water produced from dewatering. The overall water demand for mine processing is small, on the order of 350 gallons per minute (gpm), and Schlumberger Water Services (SWS) understands that three permitted water supply wells are available for the project which are located 4.2 miles east of the mine. A modest amount of dewatering flow from the mine can be used to offset and replace the water supply well. However, any potential excess water from dewatering will require a viable treatment and handling mechanism.

Dry working conditions will benefit mining advance rates and geotechnical performance of the underground workings. Most of the planned mine development is beneath current bedrock groundwater levels. A program of dewatering measures will therefore be required.

2898	Schlumberger Water Services	American Bonanza Exploration

Introduction

1.2     Mine development plan

The current decline portal is located in the existing open pit at an elevation of approximately 470 ft above mean sea level (amsl). SWS understands that the D-zone will be developed first, with a spiral decline down to approximately 500 feet below the current pit floor, or to a final excavation elevation of approximately 30 feet below mean sea level (bmsl). The mine plan is to use drift and fill mining of stopes. Stopes will be an average of 24 feet wide and are anticipated to average 90 feet in length. The Mine Plan of Operations describes using ramps to provide access to each stope, with slashing and filling from the bottom up.

The Mine Plan of Operations states that the underground working will stretch approximately 1,000 feet to the north of the existing pit wall with a depth averaging 500 feet below the current pit floor. Other zones to the south will also extend out approximately 1,000 feet with the overall extent of the mine determined by the ore body, costs of production and the price of gold.

2898	Schlumberger Water Services	American Bonanza Exploration

2     HYDROGEOLOGY

This section of the report provides a description of the site hydrogeology based on available data.

2.1     Topography and climate

The temperature ranges from 20°F to 121°F with an annual average of 71°F. The daily temperature from April to October is on average 89°F.

The mine site area is a local topographic high. The mine site topography is flat to moderate, ranging from 860 ft to 902 ft (Figure 2.1) . The surrounding topography, outside the mine property, is flat ranging from 900 ft to the east to 820 ft to the west and northwest.

2.2     Hydrology and recharge

The property is located in the Tyson Wash watershed. The Tyson Wash itself is located five miles to the southwest of the mine. There is no permanent or ephemeral local surface drainage. There are small local unnamed washes (Figure 2.2) in the mine complex. The surface area of the existing Mine Pit catchment is approximately 654 acres. Catchment I is a surface water runoff area to the immediate north of the mine area. It is in excess of 175 acres. Catchment II is a surface water runoff area to the immediate south of the mine area. It has an area in excess of 2,854 acres

Annual average precipitation is 4.7 inches of which an average of 0.84 inches falls in August. The nearest permanent surface waterbody is the Colorado River, nine miles to the west of the site. Based on studies elsewhere1 the net annual average recharge via infiltration of incident precipitation will be very low, likely 0.2 inches or less.

_____________________________
1 Flint, L et al., 2002. Estimating recharge at Yucca Mountain Nevada, USA: Comparison of methods. Hydrogeology Journal. Vol. 19: 180-204.

2898	Schlumberger Water Services	American Bonanza Exploration

Hydrogeology

2.3     Geological information

Sedimentary overburden

There is between 0 and over 600 ft of unconsolidated to semi-consolidated sediments surrounding the existing pit. The original location of the pit itself was a series of outcropping low relief knolls. The sediments consist of:

  Sands

  Clays

  Conglomerates (of the Bouse Formation)

The depth of unconsolidated sediments over the D-Zone is between 164 ft at the southern end to 284 ft at the northern end. In the vicinity of the open pit, the sedimentary overburden is believed to be unsaturated.

Bedrock

The bedrock stratigraphy (Figure 2.3) of the immediate property consists of:

  Miocene sedimentary breccia and basalt

  Jurassic quartz latite porphyry (Brecciated where cut by the Copperstone Fault)

  Triassic metasediments which are the principal host rocks for the D-Zone

  Triassic phyllites seen only in the footwall in the D and C Zones

Structure

The brecciated and intensely fractured Copperstone Fault detachment zone is between 45 ft and 185 ft wide, strikes to the northwest, and dips between 20° to 50° to the NE. The deposits themselves are brecciated.

NW trending faults are high angle (>80°). Two such faults are found in the D-Zone.

There are NE striking faults cutting through the D-Zone, which cross cut the Copperstone Fault.

A massive cataclastic breccia zone was observed at the northern end of the pit in the D-zone. Faulting alone does not account for the deformation and the presence of a breccia pipe is hypothesised.

The overall implications of this structural and mineralization regime are that it is potentially conducive to the development of a high secondary permeability rock mass.

The presence of sandy gouge material in faults could result in potentially permeable fault planes along strike, particularly if the material is washed out.

Cataclastic zones could have the potential to be highly permeable.

Mapping of the existing decline indicated heavily folded and faulted rock. The rock type changes rapidly over ten’s of feet.

2898	Schlumberger Water Services	American Bonanza Exploration

Hydrogeology

Inspection of core both on site and from pictures taken at the time of drilling shows frequent fracturing, changes in rock types and extensive areas of brecciated materials especially in the underground core samples drilled into the D-zone. The majority of fractures appear to be full of clay gouge, while others appear to be clean and potentially conductive especially those found within the brecciated zones. Inspection of photos from almost any given hole drilled in the underground drill bay into the D-zone will confirm this.

Another indication of the ability for water to move through the bedrock is that the pumped water from the decline sump, when deposited in the pit, infiltrates almost instantly with no apparent ponding, at a pumping rate of approximately 300 gpm.

2.4     Hydrostratigraphy

From a dewatering perspective, the bedrock is of primary interest. In the vicinity of mining, the sedimentary overburden is believed to be dry.

There are no direct measurements of permeability for the bedrock units at the site. Established ranges from other studies are given below (Table 2.1) .

Table 2.1     Permeability

Lithology	Permeability range	Effective porosity
	(ft/d)	(%)

Triassic phyllites and metasediments	1 x10 -6 to 1 x10 -8	1x10 -2 to 1x10 -4
Jurassic quartz latite porphyry	1 x10 -7 to 1 x10 -9	1x10 -2 to 5x10 -3
Miocene sedimentary breccia and basalt	1 x10 -3 to 1 x10 -5	1x10 -1 to 1x10 -3
Unconsolidated sediments	0.1 to 1 x10 -3	1 to 1x10 -2

It is expected that the bedrock geologic units bounding the underground mine and the shear zone will have low hydraulic conductivity. The main control for groundwater inflow and dewatering flow rates will be the extent to which the shear zone and associated faulting contains fracturing that is open and contains minimal amounts of mineral or clay fill. Groundwater occurrence and movement will mostly occur in such zones. The available core data for the site indicates that most fractures will not be particularly conductive. However, some fractures appear clean, particularly those found within the brecciated zones. There are also extensive zones of fracturing within the porphyry that appear to have the potential for water movement (CUDH-03-14).

Although there may be water transmission within the fault zone in close proximity to the mine, the system is in all probability bounded and limited in extent, which means that dewatering flow rates will tail off with time. There is evidence of this compartmentalization in piezometer data during periods when the decline and drill bay are pumped. However, a decline in dewatering flow rates can only be confirmed after an initial period of operating and active dewatering.

2898	Schlumberger Water Services	American Bonanza Exploration

Hydrogeology

2.5     Historic dewatering and underground development

Hydrogeological milestones associated with original operation

1988 – Original Cyprus Mine decline construction (backfilled in 1992)
1994 – Original POC well MW256 constructed
1995 – Replacement of MW256 with MW257
2000 – Development of current decline commenced
2002 – Underground development expanded
2003 to 2007 – Continuation of underground drilling campaign

Original operational information

Anecdotal information is available from historic open pit mining operations, as follows:

  There was zero environmental discharge during previous operations in the early to mid-nineties.

  The open pit was excavated to just above the water table. Blast holes in the base of the pit encountered the water table at an elevation estimated to be about 340 to 350 feet amsl.

  In the history section of the 2006 AMEC report mentions that in 1993, at the time of closure the in-pit drilling campaign encountered unspecified ‘large volumes’ of water beneath the base of the pit.

Underground exploration

The existing decline portal in the open pit was driven to the east with an exploration drill bay developed above the D-zone at an elevation of 300 ft amsl. The decline was developed into the water table and water was noted to be seeping into the decline at a modest rate as it was being driven. Seepage was associated with a few isolated fractures. Individual inflows of the order of 10 to 20 gpm were noted. The maximum initial flow noted in the decline was 40 gpm which dried up over a period of weeks. Given that the decline was only a very modest depth beneath the water table, only modest and quickly reducing seeps would be expected.

The underground drill hole collar elevations varied between 292 and 303 ft amsl.

The amount of groundwater encountered in individual drill holes was strongly variable with many virtually dry and others producing significant flows of 75 gpm to sudden and discrete flows of 500 gpm.

At a bulk scale, considering all drill holes, inflows from the drill holes equated to 0.03 to 1 gpm per 100 ft of drilling based on a total drilling length of 8,200 ft.

Table 2.2 summarizes the water makes during and after underground drilling.

2898	Schlumberger Water Services	American Bonanza Exploration

Hydrogeology

Table 2.2     Underground drilling water makes

	Minimum	Maximum
	(gpm)	(gpm)

Inflow during drilling (rods in the hole)	13	75
Inflow at end of drilling (rods removed)	2	75
Discrete sudden inflows (during drilling)	97	500

2.6     Hydrogeotechnical and geotechnical considerations

The new development will extend from 520 ft amsl to -27 ft bmsl, which is approximately 330 ft deeper that the current drill bay. The maximum depth of the workings below the current water table will be 360 ft, which equates to a hydraulic pressure of approximately 156 psi.

The initial mine development will take between five to seven months. The life of mine is scheduled to be seven to ten years.

The Rock Quality Data (RQD) varies from Fair to Poor. In preliminary data from Call and Nicholas, Inc (CNI), the rock quality, when rated on a scale of one to five, is never rated higher than a three. Therefore, it will be beneficial to dewater the underground working to the fullest extent possible.

2.7     Decline and drill bay dewatering pumping

There is only one set of pumping data for the decline sump which is from June to October 2009. The pumping rate is on average 294 gpm over an average period of 725 minutes of daytime operation. The pump is shut off overnight and the water levels recover. The daily pumping rate would be equivalent to an average of 148 gpm over 24 hours.

From verbal communications with mine personnel during a site visit in October 2009, there was a recent time period (2008) when there was no pumping of the underground drill bay or sumps for an extended period. It was communicated to SWS that during this period water in the portal recovered up to muck bay CD-8, at an elevation of 341 feet.

There are historic records of pumping in the decline which will require further analysis, and may add to the dewatering plan.

2.8     Recent groundwater level data

During 2004 and 2005, several bedrock standpipe piezometers were opportunistically installed in exploration boreholes drilled from surface (Figure 2.4) . Bedrock groundwater levels were periodically monitored in these piezometers.

2898	Schlumberger Water Services	American Bonanza Exploration

Hydrogeology

The distribution of piezometers is limited to the north and eastern sides of the pit, in the area of the D-zone. This makes any overall water level gradient difficult to determine, however current data demonstrates a local gradient in the direction of the decline due to sump pumping.

Table 2.3 summarizes the range in groundwater level data between September 2004 and October 2006. Figures 2.5 to 2.7 are hydrographs for the piezometers tabulated below. Figure 2.8 is a plot of water levels as of the end of November 2006.

Table 2.3     Summary of water level data

		Distance		Water level
		from UG		(feet amsl)
		drill
		cubby
Borehole	Geology	(feet)	Maximum	Minimum	October	November
name					2006	2007

H5-80	Monolithic Breccia	268	342	301	302	342
A00-6	Monolithic Breccia	798	335	335	335
WW-2A	Monolithic Breccia	1,000	373	369	371
H4-30	Porphyry	1,013	344	340	341	341
H5-87	Basalt	1,200	341	310	312	340
C96-18	Porphyry	1,229	351	341	346	341
H4-29	Porphyry	1,386	347	341	343	341
H5-42	Porphyry	1,480	350	343	346	343
C95-12	Porphyry	1,620	350	342	346	342
H5-49	Porphyry	1,980	354	342	349	343
MW 257	Sands and gravels	7,170	361	353	355	353

There are three time snap-shots of groundwater levels. There is one set for the years 2005 to 2006, another for the year of 2007 and a final set for 2009. There are data gaps in between each set.

Interpretation of the piezometer data assumes that the underground drilling campaign of 2003 to 2007 at the decline was kept dewatered.

The hydrographs provide the following bedrock hydrogeologic interpretations:

2898	Schlumberger Water Services	American Bonanza Exploration

Hydrogeology

H5-80 and H5-87 (between 270 ft and 1,200 ft from the decline) were most affected by pumping from the underground drill bay with drawdown response of between 30 ft and 40 ft.

This indicates that there was a strong hydraulic connection between the Breccia, the Porphyry and the Basalt in a NE to SW direction.

H4-30 and H4-29, between a 1,000 ft and 1,400 ft to the east of the drill bay, were affected by pumping from the decline with a drawdown of between 3 ft and 4 ft. They have similar water levels to each other of between 344 ft amsl and 347 ft amsl.

This indicates that there is a weak cross strike hydraulic connection.

The remaining group of monitoring wells (C95-12, C96-18 and H4-42) located between 1,200 and 1,600 ft away to the SE of the drill cubby had drawdown’s of between four and five feet and had similar water levels to each other of between 346 to 349 ft amsl.

Neither A00-6 nor WW2A (between 798 ft and 1,000 ft from the decline) were affected by pumping from the drill cubby. Therefore the extent of the hydraulic connection to the NE is limited.

There was no evidence of any recharge event between 2005 and 2009.

All the groundwater levels recovered between the last set of water levels in 2007 and the first set of water level data measured in 2009. This recovery is assumed to be caused by the cessation of pumping from the decline. There is no data for 2008.

Hydrogeological domains can be delineated based on the response in water levels to pumping underground. During the underground drilling campaign these were centered on:

  H5-80, Monolithic Breccia and 268 ft. from the underground drill cubby and H5-87, Basalt and 1,200 ft. from the drill cubby.

  WW-2A and A00-6, both Monolithic Breccia and 1,000 and 798 ft. away from drill cubby, respectively.

  H4-29 and H4-30, both Porphyry and 1,386 and 1,013 feet away from drill cubby, respectively.

  C95-12, C96-18 and H4-42, all Porphyry and 1,620, 1,229 and 1,480 feet away from the underground cubby, respectively.

  H4-49, Porphyry and 1,980 feet away from the underground drill cubby.

The strong NE-SW trending structures limited the extent of dewatering in a SE-NW direction. The NW-SE trending lithological boundaries and faulted contacts also limited the effects of dewatering in a northerly direction.

The implications for the dewatering of the new underground development are:

  The area of drawdown from dewatering will be locally limited by structural compartments.

  Each domain will have to be dewatered in its own right.
2898	Schlumberger Water Services	American Bonanza Exploration

Hydrogeology

Alluvium water supply wells

Pumping tests on the three existing water supply wells completed in the sands and gravels of the Bouse Formation calculated T values of 49,000 g/d/ft (610 m2/d). These wells are approximately 4.2 miles away from the mine site to the SE. The alluvium system is not expected to interact with the mine area and dewatering performance.

2.9     Local groundwater recharge estimates

It is assumed that the ground water and surface water catchments are coincident.

Assuming a range of infiltration rates from 0.5 to 3% of mean annual precipitation, the total volume infiltrated on an annual basis within the pit footprint ranges from 417 thousand gallons to 2.5 million gallons. This works out to a continuous rate of 0.8 to 4.8 gallons per minute.

Assuming a range of infiltration rates from 0.5 to 3% of mean annual precipitation, the total volume infiltrated on an annual basis within the Catchment I ranges from 2.85 to 17.12 million gallons. This works out to a continuous rate of 5.4 to 32.6 gallons per minute.

Ponding of storm water runoff within the pit is not anticipated to be a problem due to the rapid infiltration of water currently being pumped from the decline and deposited in the pit. However, this implies the rapid recharge into the bedrock system which amplifies the need for the mine site to be dewatered.

2.10     Hydrochemistry

The Arizona Department of Environmental Quality (ADEQ) has required one Point of compliance well on the Copperstone mine site for groundwater quality monitoring purposes. This Monitoring well is MW257 and has been monitored since 1998. With the exception of fluoride on several occasions, one exceedance of cadmium (1/05) and one exceedance of Nitrate (8/02), all the remaining monitored parameters from Monitoring well MW257 meet the Aquifer Water Quality Standards (AWQS). The elevated fluoride is considered to be naturally occurring.

The measured temperature of discharge water pumped from the decline was 95°F during a site visit in October 2009. The ambient air temperature was 71°F. This should be the temperature of the locally recharged ground water. The elevated ground water temperature would suggest that there is possibly a mixture of deeper, warmer water and locally sourced ground water being abstracted from the decline. This implies potentially significant groundwater inflow to the operating mine area.

2898	Schlumberger Water Services	American Bonanza Exploration

Legend
MW257
Contours (20ft)
Fence Line
Property Boundary
Drains
Unpaved Roads
UG Developments
N
MW257
Planned UG development
UG Drilling Cubby
0
1,000
2,000
Feet

Schlumberger WATER SERVICES

Location Map Of Mine Site And Underground Development

CLIENT: American Bonanza Explorations	PROJECT: Copperstone
JOB: 2898 FILE: Report figures.xls	DRAWN: SO CHECKED: KL
DATE: February 10, 2010	FIGURE: 2.1

Legend
Watershed Boundary
UG Development
UG Development
Catchment I
Mine Site Catchment
Catchment II
Direction Of Runoff

Schlumberger WATER SERVICES

Surface Water Catchments And Surface Runoff Direction

CLIENT: American Bonanza Explorations		PROJECT: Copperstone	
JOB: 2898	FILE: Report figures.xls	DRAWN: SO	CHECKED: KL
DATE: February 10, 2010		FIGURE: 2.2

Legend
Basalts
Porphyry
Limestone
Mono Breccia
Poly Breccia
Copperstone Fault
Faults
Principal Faults
N
MW257
UG Drilling Cuddy
0
1,250
2,500
feet

Schlumberger WATER SERVICES

Mine Site Lithologies And Structures

CLIENT: American Bonanza Explorations	PROJECT: Copperstone
JOB: 2898 FILE: Report figures.xls	DRAWN: SO CHECKED: KL
DATE: February 10, 2010	FIGURE: 2.3

C95-12
H4-42
C96-18
H4-29
H5-95
H4-30
WW2A
H5-50
UG Drilling Cubby
0
300
600
Feet

Schlumberger
WATER SERVICES

Location Map Of Mine Site Monitoring Wells

CLIENT: American Bonanza Explorations	PROJECT: Copperstone
JOB: 2898 FILE: Report figures.xls	DRAWN: SO CHECKED: KL
DATE: February 10, 2010	FIGURE: 2.4

Schlumberger
WATER SERVICES

CLIENT: American Bonanza Explorations

JOB: 2898 FILE: Report figures.xls

DATE: February 10, 2010

PROJECT: Copperstone

DRAWN: SO CHECKED: KL

FIGURE: 2.5

Water Level (masl)
Cumulative Abstraction (gallons)
Daily Pumping Rate (gpm)
Date
Daily Abstraction
Cumulative Abstraction
PZH587
PZH580
PZH549

Water Level (ft amsl)
Daily Pumping Rate (gpm)
Date
Decline Abstraction
PZH4_30
PZC95_12
PZH4_42
C96_18
350.0
347.5
345.0
342.5
344.0
343.0
342.0
341.0
400
350
300
250
01/12/2004
01/03/2005
01/06/2005
01/09/2005
01/12/2005
01/03/2006
01/06/2006
01/09/2006
01/12/2006
01/03/2007
01/06/2007
01/09/2007
01/12/2007
01/03/2008
01/06/2008
01/09/2008
01/12/2008
01/03/2009
01/06/2009
01/09/2009

Schlumberger WATER SERVICES

CLIENT: American Bonanza Explorations	PROJECT: Copperstone
JOB: 2898 FILE: Report figures.xls	DRAWN: SO CHECKED: KL
DATE: February 10, 2010	FIGURE: 2.6

Schlumberger
WATER SERVICES

CLIENT: American Bonanza Explorations

JOB: 2898 FILE: Report figures.xls

DATE: February 10, 2010

PROJECT: Copperstone

DRAWN: SO CHECKED: KL

FIGURE: 2.7

Water Level (Feet amsl)
Daily Pumping Rate (gpm)
Decline Abstraction
A00_6
MW_257
H4_29
WW2A
Date
01/12/2004
01/03/2005
01/06/2005
01/09/2005
01/12/2005
01/03/2006
01/06/2006
01/09/2006
01/12/2006
01/03/2007
01/06/2007
01/09/2007
01/12/2007
01/03/2008
01/06/2008
01/09/2008
01/12/2008
01/03/2009
01/06/2009
01/09/2009

Legend
Water Levels As Of November 2006
Water Level (feet amsl)
365
349
346
343
346
346
341
371
312
0
1,250
2,500
feet

Schlumberger WATER SERVICES	Water Levels For November 2006

CLIENT: American Bonanza Explorations		PROJECT: Copperstone
JOB: 2898	FILE: Report figures.xls	DRAWN: SO CHECKED: KL
DATE: February 10, 2010		FIGURE: 2.8

3     DEWATERING FLOW RATE ESTIMATES

3.1     Introduction

The components for the evaluation of dewatering are:

  The volume of annual recharge.

  The volume of water removed from storage.

  The short term pumping rate (five to seven months).

  The long term pumping rate (Year 1 to 7).

  The methods of dewatering.

3.2     Dewatering flow rate estimates

Given the available data, the main considerations are as follows:

  The new development will extend from 520 ft amsl to -27 ft bmsl, which is approximately 330 ft deeper that the current drill bay. The maximum depth of the workings below the current water table will be 360 ft, which equates to a hydraulic pressure of approximately 156 psi.

  The target depth for the initial decline is approximately at sea level, which is approximately 360 ft below current groundwater levels and converting to approximately 156 psi of hydraulic pressure.

  The shear zone appears to be relatively broken and moderately permeable. The presence of warm groundwater implies deep circulating groundwater and discrete permeability within the system.

  Given all of the above factors, the initial drive and stope development may involve a short term, relatively significant inflow to be managed.

  The structural system appears to be bounded, therefore dewatering flow rates should stabilize or be reduced in the longer term.

  Annual recharge will be virtually insignificant.
2898	Schlumberger Water Services	American Bonanza Exploration

Dewatering flow rate estimates

3.2.1     Specific yield

It is possible to estimate the unit yield of water for a unit drawdown, based on the response in water levels from the monitoring wells to pumping from the decline. The 2009 data were used.

Table 3.1     Calculation of specific yield

	Pumping	Drawdown	S/Q	Predicted yield (gpm)
Well group	rate (gpm)	(ft)	(ft/gpm)	per 100 ft of drawdown

H5-80 and H5-87	148	30 to 40	0.30	30
H4-29 and H4-30	148	3 to 4	0.02	2
C95-12, C96-18 and H4-42	148	4 to 5	0.03	3

The specific yield is predicted to be between 2 and 30 gpm for every 100 ft of drawdown in water table.

Given the specific capacity of the system, based on observed drawdown and the decline development plan, the groundwater inflow and dewatering flow rate requirement for decline development is estimated to be on the order of 150 to 300 gpm, when accounting for recharge. However, a sensible contingency for pumping of sudden inflow during development needs to be factored, together with the possibility of ongoing recirculation due to operating practices. Therefore, the total inflow rate and pumping system capacity most likely needs to be on the order of 300 gpm.

3.2.2 Bounded reservoir estimate

A further dewatering flow rate estimate can be made by assuming the shear zone is a bounded block. If the block had approximate dimensions of 300ft by 500 ft and a saturated thickness of 300 ft, then total groundwater storage in the block would be approximately 4.5x10 6 ft3 of water, assume 1% drainable porosity. Assuming good communication within the block and a year to reach target depth, a flow rate of approximately 65 gpm would be necessary. Adding seasonal recharge and allowing for some inward leakage (most likely along the axis of the principal structures) the dewatering flow rate would be likely the same as estimated from the specific capacity approach mentioned above.

3.3 Potential range of water volumes to manage

  Based on site performance in the past and hydrogeologic understanding of the bedrock system and operating practices, the initial dewatering pumping rate required during Year 1 is estimated to be of the order of 150 to 300 gpm, but preparing for 300 gpm, including contingency, would be prudent.

  The longer term flow rate will depend largely on the extent to which the system is bounded, but is estimated to range from 50 to 300 gpm.
2898	Schlumberger Water Services	American Bonanza Exploration

Dewatering flow rate estimates

  The key uncertainty is the extent to which the structural system communicates to areas outside of the mine footprint.

  The extent of drawdown will extend principally to the SW and NE. The cone of drawdown will develop to the SE direction (see Figure 2.2).

The structural regime will limit the extent of drawdown to the NW and SE.

3.4     Mine process water balance

The estimated process water requirement for the operation is 349 gpm. It is anticipated that somewhere between 40 to 70% of this will come from the underground mine dewatering operation. The table below sets out a basic long term water balance for the mine operation.

Table 3.2     Long term water balance

Inputs to process	Rate	Outputs from process	Rate
	(gpm)		(gpm)

Dewatering	130 to 250	Evaporation from all ponds and TSF	228
From reclaim pond	121	Recycled to reclaim pond	121
Ore	0.63
Make-up (from surface wells)	97.4 to 22.6
	349		349

Shortfalls in water will be made up from the three existing water supply wells 4.2 miles to the east of the mine property. Any excess in water will be evaporated off.

On balance, given the process make-up demand and estimated hydrogeologic conditions, it appears unlikely that the make-up demand would be exceeded by dewatering flow.

3.5     Methods of dewatering

The depth to the water table is between 530 and 575 ft below ground level. The final depth of the mine is approximately 900 ft below ground level. Between 60 and 70% of any dewatering well drilled from surface will be through dry sediments and rock.

The movement of ground water through the mine area is most likely restricted to permeable high angle structural features. Drilling into these features from the surface to encounter a water bearing structure will be difficult.

It is the opinion of SWS that drilling from the surface will be expensive and with a high risk of drilling low productivity zones.

2898	Schlumberger Water Services	American Bonanza Exploration

Dewatering flow rate estimates

The underground exploration drilling program had a 46% success rate of drilling a hole that encountered water. The average yield was 117 gpm. Underground drill holes are subhorizontal and across strike. Such drill holes have a high probability of drilling through a water bearing fracture.

Underground dewatering wells will be able to drill across strike and dewater adjacent hydrogeological domains. Vertical surface wells would not be able to do this.

Therefore SWS would recommend that the dewatering approach is to develop a robust program of underground measures that would include:

  A booster pumping system carried along with the face and containing contingency capacity with flow pumped to the current underground pumping station.

  Upgrade to the current underground pumping station to accommodate the addition of flow.

  Long drain holes drilled ahead of the face.

  Cover holes drilled with each round to assess and manage the potential for high permeability features.

  One or more underground dewatering pumping wells drilled close to the decline spiral.

  Contingency grouting capability.

A key issue is water disposal prior to start up of mining. When the process mill is running, dewatering flow can be used in the mill. However, dewatering will commence before the processing area is commissioned. Hence, an alternative for management and disposal of dewatering flow needs to be made a priority.

3.6     Dewatering evaluation summary

Short term inflows during Year 1	150 to 300 gpm
Long term inflows from Year 2 to 7	50 to 300 gpm
Top up water for mine processes	25 to 100 gpm
Underground duty pumping capacity	250 gpm
Underground emergency pumping capacity	250 gpm
Method of dewatering	Subhorizontal UG drill holes

2898	Schlumberger Water Services	American Bonanza Exploration

4     ONGOING WORK AND RECOMENDATIONS

4.1     Dewatering system design

Dewatering system design elements include the following:

  Underground drilling plan.

  Contingency grouting plan.

  Temporary booster pumping system for the face.

  Upgrade to the existing permanent booster system.

  Design of the final permanent discharge line.

  Solution for handling and disposal of dewatering flow during development (prior to process start up).

4.2     RC pilot hole drilling

In order to better understand hydrogeologic conditions and constrain the dewatering requirement, it would be beneficial to complete a moderate Reverse Circulation (RC) surface pilot hole drilling campaign of three to five boreholes. The proposed boreholes would have a nominal diameter of six inches, and would be drilled and continuously tested to a depth of 1,000 feet below land surface. These wells would be tested during drilling to characterize groundwater conditions in the area of the D-zone, and could be converted to stand pipe or grouted in piezometers for future water level monitoring. Information gathered from the dewatering of the D-zone will allow for refined estimates and dewatering plans for further mine expansions in the future.

4.3     Continuous monitoring of existing stand pipe piezometers

Some refinement of the understanding of water movement in the bedrock could be obtained by instrumenting existing stand pipe piezometers with continuous water level and temperature monitoring dataloggers. Wells H5-80 and H5-87 have demonstrated a response to pumping in the decline while others seem to be isolated and not responding to the withdrawals. The continuous measurement of water levels in these wells will provide data of a higher resolution to refine the characterization of water flow within the D-zone and across fault structures.

2898	Schlumberger Water Services	American Bonanza Exploration

5     REFERENCES

AMEC, 2006. Preliminary Assessment Report, Copperstone property, La Paz County, Arizona

Fayram, T.S, 2009. Mine Plan of Operations (MPO) Copperstone Mine, La Paz County, Arizona.

Golder Associates Inc. 2006. Scoping Level Study, Geotechnical Characterization, and Recommendations Copperstone Project, La Paz County, Arizona.

Long, K.R. 1992. Preliminary Descriptive Model For Detachment-Fault-Related Mineralization. In Developments In Mineral Deposit Modeling. USGS Bulletin 2004. Bliss J.D. Ed.

Mine Engineering Services, 2000. Geological Report For The Copperstone Gold Property, La Paz County, Arizona.

Pawlowski, M.R., 2005. Technical Report on the Copperstone Gold Property, La Paz County, Arizona. Prepared for American Bonanza Gold Mining Corp., International Taurus Resources Inc., Fairstar Explorations Inc., and American Bonanza Gold Corp. January 26, 2005.

2898	Schlumberger Water Services	American Bonanza Exploration

Schlumberger
WATER SERVICES

www.water.slb.com

SWS-12-08-083

© Schlumberger * Mark of Schlumberger

Deliver: Rte 95, Mile 121.5, South of Parker, Arizona, USA
Mail: Copperstone Mine, P.O. Box 647, Parker, Az. 85344-0647
Ph/Fax: (760) 665 8738 E mail: kdmccart@helix.net

American Bonanza Gold Mining Corp.
Copperstone Mine Office

Fax

To: S. SILLIKER
A. MACDONNELL
Fax:
Phone:

American Bonanza Gold Mining Corp.
From: BRUCE COX
Pages:
Date: 22 NOVEMBER, 2000

Re: GROUND WATER - STRUCTURES
CC: C. SPROSS, P. KUHN, D. BELING, B. SIBTHORPE, B. KIRWIN

☐ Urgent ☑ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Gentlemen:

Groundwater inflow to the decline increased to a noticeable rate on approximately 18 November, 2000. This event coincided with the drive passing through the base of massive silty limestone strata and into thin-bedded incohesive siltstone. Within this siltstone, groundwater storage/flow is controlled by chloritic faults sub-parallel to bedding and by high-angle closely spaced fractures striking NW and WNW. These structures are highlighted on the attached map from decline geology compilation.

Exploration drill hole CS-64 is the closest drill hole to these features. CS-64 encountered first significant water ("Hit H_2O - Sample Wet") at 250' elevation, at the contact between massive limestone and thin-bedded siltstone.

The highest groundwater flow rates into the decline (estimated at <20 gpm) are localized at the intersections of high-angle fractures with the moderate-angle SW-dipping chloritic faults. Ground water flow from these sites decreases dramatically after the decline advances a few rounds (1-2 days) and should be easily handled unless more intensely broken ground is encountered within siltstone strata.

BEC, 11-22-00

COPPERSTONE MINE

STRUCTURAL CONTROLS ON GROUND WATER FLOW INTO DECLINE.

BE COX memo 11-22-00

CROSS-SECTION / PANEL VIEW, LEFT RIB
shaded area = wet portion of rib
seeps
CDB+100'
chloritic faults
FACE 11-22-00 09:00
high ∡ wet fx
calc. siltstone
thin-bedded
crushed / bleached zone
massive silty limestone
massv
med-bdd
CDC00-8
chloritic fault
CDB+100'
shaded area = wet portion of rib
CROSS-SECTION / PANEL VIEW, RIGHT RIB
1 INCH = 20 FEET
GN
calc
silts
BLP
CDB

Ground Water Information - Copperstone Drilling Data

Mine Area (y/n)	Drill Hole	Collar Elevation (ft)	Reported Depth to Water (ft)	Ground Water Elev. (ft)	Ref.	Notes
Y	C97-20*	883	800	83	Driller Report	~15 GPM
Y	CS-430	882	700	182	Geologist log	
Y	CS-133A	878	685	193	Geologist log	
Y	CS-102	873	650	223	Geologist log	
Y	CS-109	868	600	268	Geologist log	
N	A-009	878	625	263	Driller Report	99 Explor. hole-NW Ext.
Y	CS-94	876	600	276	Geologist log	
Y	CS-107	876	600	276	Geologist log	
Y	C96-18	877	600	277	Driller Report	~10 GPM
Y	CS-256	878	600	278	Geologist log	
Y	CS-105	870	590	280	Geologist log	
N	CS-466	886	600	286	Geologist log	Exploration hole-Moon Mtn.
Y	CS-492	875	560	315	Geologist log	
Y	CS-420	743	415	328	Geologist log	"~15 gpm @ 415-430'
Y	C97-22	905	500	405	Driller Report	"water in hole by 500' "
Y	C96-17*	896	250	646	Driller Report	5 GPM @ 400' - "Perched ?"
		Average* (less hi, low):	595	275		
		Median :		294		

Copperstone Project

Groundwater Review

REG
10/28/00

CS-109
GOLDER (R40) TEST 1997
CS-420
C96-18
C96-15
C96-14
CS-267
GOLDER (R40) TEST
C97-22
C96-18
C97-22
CSR-105
C96-17
GOLDER TEST 1997
C96-17
CSR-102
C97-32
ECU-3
CS-256
CSD-73
CS-107
C97-20
C97-20
CSD-72
C95-01
CSR-94
CS-374
CS-485
CSD-41
CSD-40
CSD-39
CS-108
CS-111
1000
0
1000
2000 Feet

Holes with H2O data

Collar2000
AMC
RYO
SF
GLD
CYP
Underground.shp
Terrain_model.shp
C96-15
C96-14
C96-16
C97-22
C96-17
C95-12
C95-07
C97-32
C97-30
C97-20
C95-01
CSD-73
CSD-72
CS-374
1000
0
1000
2000 Feet
N

Ground Water Information - Copperstone Drilling Data

Mine Area (y/n)	Drill Hole	Collar Elevation (ft)	Reported Depth to Water (ft)	Ground Water Elev. (ft)	Ref.	Notes
Y	C97-20*	883	800	83	Driller Report	~15 GPM
Y	CS-430	882	700	182	Geologist log	
Y	CS-133A	878	685	193	Geologist log	
Y	CS-102	873	650	223	Geologist log	
Y	CS-109	868	600	268	Geologist log	
Y	CS-94	876	600	276	Geologist log	
Y	CS-107	876	600	276	Geologist log	
Y	C96-18	877	600	277	Driller Report	~10 GPM
Y	CS-256	878	600	278	Geologist log	
Y	CS-105	870	590	280	Geologist log	
N	CS-466	886	600	286	Geologist log	Exploration hole-Moon Mtn.
Y	CS-492	875	560	315	Geologist log	
Y	CS-420	743	415	328	Geologist log	
Y	C97-22	905	500	405	Driller Report	"water in hole by 500' "
Y	C96-17*	896	250	646	Driller Report	5 GPM @ 400' - "Perched ?"

Average* (less hi, low):	592	276
Median :		294

Copperstone Project Groundwater Review REG 10/28/00

Ground Water Information - Copperstone Drilling Data

Drill Hole	Collar Elevation	Reported Depth to Water (ft)	Elev. Of Water Table	Ref.	Notes
C97-20	883	800	83	Driller Report	~15 GPM
CS-430	882	700	182	Geologist log	
CS-133A	878	685	193	Geologist log	
CS-102	873	650	223	Geologist log	
CS-109	868	600	268	Geologist log	
CS-94	876	600	276	Geologist log	
CS-107	876	600	276	Geologist log	
C96-18	877	600	277	Driller Report	~10 GPM
CS-256	878	600	278	Geologist log	
CS-105	870	590	280	Geologist log	
CS-466	886	600	286	Geologist log	
~~[illegible]~~ CS 492	875	560	315	Geologist log	
* CS-420	743	415	328	Geologist log	Drilling @ ~ 375' elev here...
C97-22	905	500	405	Driller Report	"water in hole by 500'"
C96-17	896	250	646	Driller Report	5 GPM @ 400' - "Perched ?"

Average (less hi, low):	592	276

1st Part it... on line w/ DRIFT

2nd CS 280 well above

3rd * CS 420 (data) 50' above H_2O T.

4th CSR-61 - (ebby) Drift still ~ above

DSC

DRILLING SERVICES-BOYLES BROS.

a division of Layne Christensen Company

Boyles Bros. DRILLING COMPANY

CLIENT: ROYAL OAK MINES, U.S.A. DATE: MON. JAN. 13
JOB#: 1224 JOB NAME: COPPERSTONE LOCATION: QUARTZSITE AZ.
DRILL#: 427 ANGLE: -90° MSHA: ✓ PRE-SHIFT INSPECTION: ✓

DRILLING AND CORING RECORD

SHIFT	HOLE SIZE	FROM	TO	TOTAL	RECOVERY	#RUNS	ROCK TYPE	HOLE #	HOLE CONDITIONS
DAY	5 1/4"	520	800	280				C96-20	USED AIR, MUD BACK TO BOTTOM.
REAM									
SWING									HOLE IS IN LOCATION KNOWN TO BE BAD HOLE
REAM									HIT H2O @ 560
NIGHT									800'=15 G.P.M.
REAM									

HOURLY ACTIVITIES

SHIFT	CORE	ROTARY	REV.CIRC	REAM	REDRILL	MOB/DEMOB	WASH CLEAN HOLE	REGAIN LOST CIRC	SURVEY	CEMENT	CASING INSTALL	CASING REMOVE
DAY			11									
SWING												
NIGHT												

SHIFT	MOVE SETUP	STANDBY	MAINT. REPAIR	HOLE DELAY	WEATHER DELAY	WATER DELAY	WATER HAUL TRUCK #	MILES	HOURS	LOADS	OTHER SERVICES
DAY											
SWING											
NIGHT											

SHIFT		NAME	HOURS	EXPLAIN DELAYS, DIRECTIONS, ETC.
DAY	DRILLER	ED KOSTELECKY	13	
	HELPER	KEITH CLIFTON	13	
	OTHER	LUIS OTERO	13	TRAVEL 1 1/2 FUELING 1/2
SWING	DRILLER			
	HELPER			
	OTHER			
NIGHT	DRILLER			
	HELPER			
	OTHER			

CASING

SIZE	QUANTITY	LENGTH		CASING SHOES DAMAGED/LOST		CASING SET IN HOLE
			TYPE	DEPTH	SIZE	
			NO.	SIZE		
BIT#	SIZE/TYPE	OFF	ON	TOTAL		
BIT#	SIZE/TYPE	OFF	ON	TOTAL		

MATERIALS

	QUANTITY DAY	SWING	NIGHT		QUANTITY DAY	SWING	NIGHT		QUANTITY DAY	SWING	NIGHT
MUD?				PORTLAND CEMENT				H BOXES			
CLEARMUD				CALSEAL				H BOXES			

FOREMAN: Ed Kostelecky GEOLOGIST: [signature]

White : Customer Yellow : Office Pink : Foreman

DSC

DRILLING SERVICES-BOYLES BROS.

a division of Layne Christensen Company

Boyles Bros. DRILLING COMPANY

CLIENT: ROYAL OAK MINERALS COPPER DATE: MON DEC 16
JOB#: 1224 JOB NAME: STOVE LOCATION: QUARTZSITE AZ.
DRILL#: 427 ANGLE: -90° MSHA: ✓ PRE-SHIFT INSPECTION: ✓

DRILLING AND CORING RECORD

SHIFT	HOLE SIZE	FROM	TO	TOTAL	RECOVERY	#RUNS	ROCK TYPE	HOLE #	HOLE CONDITIONS
DAY	5 7/8"	460	650	190				C96-18	- PUT SWIVEL BACK TOGETHER, ETC. T.D. HOLE @ 650' TRIP OUT, RAN CASING IN TO 650'. - LOADED, READY TO MOVE. - 1ST NOTICED H2O @ 650 - 10G.P.M.
REAM									
SWING									
REAM									
NIGHT									
REAM									

HOURLY ACTIVITIES

SHIFT	CORE	ROTARY	REV.CIRC	REAM	REDRILL	MOB/ DEMOB	WASH CLEAN HOLE	REGAIN LOST CIRC	SURVEY	CEMENT	CASING INSTALL	CASING REMOVE
DAY			10								650'	
SWING												
NIGHT												

SHIFT	MOVE SETUP	STANDBY	MAINT. REPAIR	HOLE DELAY	WEATHER DELAY	WATER DELAY	WATER HAUL TRUCK #	MILES	HOURS	LOADS	OTHER SERVICES	
DAY			1/2								1 1/2	TRAV
SWING												
NIGHT												

SHIFT		NAME	HOURS	EXPLAIN DELAYS, DIRECTIONS, ETC.
DAY	DRILLER	ED KOSTELECKY	13	OTHER - DROVE TO VICKSBURG JUNCTION TO GET TEAM OUT OF #124.
	HELPER	FELIX VENZOR	13	
	OTHER	ERIC ARBOGAST	13	
SWING	DRILLER			
	HELPER			
	OTHER			
NIGHT	DRILLER			
	HELPER			
	OTHER			

CASING

SIZE	QUANTITY	LENGTH		CASING SHOES DAMAGED/LOST	CASING SET IN HOLE
4 1/2"	650'	20'	TYPE	DEPTH	SIZE
			NO.	SIZE	
BIT#	SIZE/TYPE	OFF	ON	TOTAL	
BIT#	SIZE/TYPE	OFF	ON	TOTAL	

MATERIALS

	QUANTITY DAY	SWING	NIGHT		QUANTITY DAY	SWING	NIGHT		QUANTITY DAY	SWING	NIGHT
MUD2	8			PORTLAND CEMENT				N BOXES			
CLEARMUD				CALSEAL				H BOXES			

FOREMAN [signature] GEOLOGIST

White: Customer Yellow: Office Pink: Foreman

DSC

DRILLING SERVICES-BOYLES BROS.

a division of Layne Christensen Company

Boyles Bros. DRILLING COMPANY

CLIENT: [illegible] DATE: 12/11/96 WED
JOB#: [illegible] JOB NAME: [illegible] LOCATION: [illegible]
DRILL#: [illegible] ANGLE: -90 MSHA: PRE-SHIFT INSPECTION: ✓

DRILLING AND CORING RECORD

SHIFT	HOLE SIZE	FROM	TO	TOTAL	RECOVERY	#RUNS	ROCK TYPE	HOLE #	HOLE CONDITIONS
DAY	5 1/4"	0	420	420				C96-17	- MOVED TO [illegible] PUT ON WATERLIFT [illegible] ETC [illegible]
REAM									SET 20' SURFACE
SWING								180	-SAND, SANDSTONE HIT H_2O APPROX 200
REAM									400' - 5-6 G.P.M.
NIGHT									
REAM									(MAY BE PERCHED H_2O)

HOURLY ACTIVITIES

SHIFT	CORE	ROTARY	REV.CIRC	REAM	REDRILL	MOB/DEMOB	WASH CLEAN HOLE	REGAIN LOST CIRC	SURVEY	CEMENT	CASING INSTALL	CASING REMOVE
DAY			11			12/10/96						
SWING												
NIGHT												

SHIFT	MOVE SETUP	STANDBY	MAINT. REPAIR	HOLE DELAY	WEATHER DELAY	WATER DELAY	WATER HAUL TRUCK #	MILES	HOURS	LOADS	OTHER SERVICES
DAY											1/2 TRAVEL
SWING											1/2 [illegible]
NIGHT											

SHIFT		NAME	HOURS	EXPLAIN DELAYS, DIRECTIONS, ETC.
DAY	DRILLER	[illegible]	13	
	HELPER	[illegible]	13	
	OTHER	[illegible]	13	
SWING	DRILLER			
	HELPER			
	OTHER			
NIGHT	DRILLER			
	HELPER			
	OTHER			

CASING SIZE 6 5/8" QUANTITY 1 LENGTH 20'

CASING SHOES DAMAGED/LOST — TYPE: NO. ON ON
CASING SET IN HOLE — DEPTH SIZE SIZE TOTAL TOTAL

[illegible] TRI-CONE
BIT# 59141 R.R. SIZE/TYPE 5 1/4" OFF ON
BIT# SIZE/TYPE OFF ON

MATERIALS

	DAY	SWING	NIGHT		DAY	SWING	NIGHT		DAY	SWING	NIGHT
MUD2				PORTLAND CEMENT	3			N BOXES			
CLEARMUD	1			CALSEAL				H BOXES			
Foam											

FOREMAN: [illegible] GEOLOGIST

White: Customer Yellow: Office Pink: Foreman

DSC

DRILLING SERVICES-BOYLES BROS.

a division of Layne Christensen Company

Boyles Bros. DRILLING COMPANY

CLIENT: ROYAL OAK MINERALS DATE: THUR. DEC. 12
JOB#: 1204 JOB NAME COPPERSTONE LOCATION QUARTZSITE AZ
DRILL#: 420 ANGLE: -90° MSHA: ✓ PRE-SHIFT INSPECTION: ✓

DRILLING AND CORING RECORD

SHIFT	HOLE SIZE	FROM	TO	TOTAL	RECOVERY	#RUNS	ROCK TYPE	HOLE #	HOLE CONDITIONS
DAY	5 1/4"	420	660	240				C96-17	NO H2O IN HOLE A.m. – HARD, SLOW DRILLING.
REAM									
SWING									
REAM									
NIGHT									
REAM									

HOURLY ACTIVITIES

SHIFT	CORE	ROTARY	REV CIRC	REAM	REDRILL	MOB/ DEMOB	WASH CLEAN HOLE	REGAIN LOST CIRC	SURVEY	CEMENT	CASING INSTALL	CASING REMOVE
DAY			11									
SWING												
NIGHT												

SHIFT	MOVE SETUP	STANDBY	MAINT. REPAIR	HOLE DELAY	WEATHER DELAY	WATER DELAY	WATER HAUL TRUCK #	WATER HAUL MILES	WATER HAUL HOURS	WATER HAUL LOADS	OTHER SERVICES
DAY											1/2 TRAVEL 1/2 FUEL
SWING											
NIGHT											

SHIFT		NAME	HOURS	EXPLAIN DELAYS, DIRECTIONS, ETC.
DAY	DRILLER	ED KOSTELECKY	13	
	HELPER	FELIX WENZOR	13	
	OTHER	ERIC ARBOGAST	13	
SWING	DRILLER			
	HELPER			
	OTHER			
NIGHT	DRILLER			
	HELPER			
	OTHER			

CASING

SIZE QUANTITY LENGTH

CASING SHOES DAMAGED/LOST — TYPE — NO.

CASING SET IN HOLE — DEPTH — SIZE

BIT# SIZE/TYPE OFF ON TOTAL

BIT# SIZE/TYPE OFF ON TOTAL

MATERIALS

	DAY	SWING	NIGHT		DAY	SWING	NIGHT		DAY	SWING	NIGHT
MUD2				PORTLAND CEMENT				N BOXES			
CLEARMUD				CALSEAL				H BOXES			

FOREMAN Ed Kostelecky GEOLOGIST

White : Customer Yellow : Office Pink : Foreman

DSC

DRILLING SERVICES-BOYLES BROS.

a division of Layne Christensen Company

Boyles Bros. DRILLING COMPANY

CLIENT: Royal Oak Mines U.S.A. DATE: Monday Jan 27

JOB#: 1981 JOB NAME: Copperstone LOCATION: Quartzsite Az

DRILL#: 437 ANGLE: -90° MSHA: ✓ PRE-SHIFT INSPECTION: ✓

DRILLING AND CORING RECORD

SHIFT	HOLE SIZE	FROM	TO	TOTAL	RECOVERY	#RUNS	ROCK TYPE	HOLE #	HOLE CONDITIONS
DAY	5 1/4"	500	660	160				C97-22	Tripped up Hy[illegible] Located Hoses [illegible] Put New Hoses [illegible] Back on [illegible] [illegible] Strap Across [illegible] Again. Then [illegible] Drive [illegible], [illegible] Cables.
REAM	-								
SWING									
REAM									
NIGHT									
REAM									

HOURLY ACTIVITIES

SHIFT	CORE	ROTARY	REV.CIRC.	REAM	REDRILL	MOB/ DEMOB	WASH CLEAN HOLE	REGAIN LOST CIRC	SURVEY	CEMENT	CASING INSTALL	CASING REMOVE
DAY			7									
SWING												
NIGHT												

SHIFT	MOVE SETUP	STANDBY	MAINT. REPAIR	HOLE DELAY	WEATHER DELAY	WATER DELAY	WATER HAUL TRUCK #	WATER HAUL MILES	WATER HAUL HOURS	WATER HAUL LOADS	OTHER SERVICES
DAY			1 1/2								1
SWING											
NIGHT											

SHIFT		NAME	HOURS	EXPLAIN DELAYS, DIRECTIONS, ETC.
DAY	DRILLER	Ed Kostelecky	12 1/2	- Have Rod in Hole @ 500'
	HELPER	Keith Clifton	12 1/2	
	OTHER	Ben Ashcroft	12 1/2	
SWING	DRILLER			
	HELPER			
	OTHER			
NIGHT	DRILLER			Other - Fittings, Hyd. Hoses -
	HELPER			1 1/2 Travel 1/2 Fuel
	OTHER			

CASING

SIZE - QUANTITY LENGTH

CASING SHOES DAMAGED/LOST: TYPE, NO. — DEPTH, SIZE, TOTAL

CASING SET IN HOLE: SIZE

BIT# SIZE/TYPE OFF ON TOTAL

BIT# SIZE/TYPE OFF ON TOTAL

MATERIALS

	QUANTITY DAY	QUANTITY SWING	QUANTITY NIGHT		QUANTITY DAY	QUANTITY SWING	QUANTITY NIGHT		QUANTITY DAY	QUANTITY SWING	QUANTITY NIGHT
MUD2	[illegible] 4			PORTLAND CEMENT				N BOXES			
CLEARMUD	1			CALSEAL				H BOXES			

FOREMAN: Ed Kostelecky (signature) GEOLOGIST

White : Customer Yellow : Office Pink : Foreman

Deliver: Rte 95, Mile 121.5, South of Parker, Arizona, USA
Mail: Copperstone Mine, P.O. Box 647, Parker, Az. 85344-0647
Ph/Fax: (760) 665 0738 E mail: ldmccart@helix.net

American Bonanza Gold Mining Corp.
Copperstone Mine Office

Fax

To: S. SILLIKER, A. MACDONNELL
Fax:
Phone:
Re: GROUND WATER - STRUCTURES

American Bonanza Gold Mining Corp.
From: BRUCE COX
Pages:
Date: 22 NOVEMBER, 2000
CC: C. SPROSS, P. KUHN, D. BELING, B. SIBTHORPE, B. KIRWIN

☐ Urgent ☑ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Gentlemen:

Ground water inflow to the decline increased to a noticeable rate on approximately 18 November, 2000. This event coincided with the drive passing through the base of massive silty limestone strata and into thin-bedded incohesive siltstone. Within this siltstone, groundwater storage/flow is controlled by chloritic faults sub-parallel to bedding and by high-angle closely spaced fractures striking NW and WNW. These structures are highlighted on the attached map from decline geology compilation.

Exploration drill hole CS-64 is the closest drill hole to these features. CS-64 encountered first significant water ("Hit H_2O-Sample Wet") at 250' elevation, at the contact between massive limestone and thin-bedded siltstone.

The highest groundwater flow rates into the decline (estimated at <20 gpm) are localized at the intersections of high-angle fractures with the moderate-angle SW-dipping chloritic faults. Ground water flow from these sites decreases dramatically after the decline advances a few rounds (1-2 days) and should be easily handled unless more intensely broken ground is encountered within siltstone strata.

BZC. 11-22-00

COPPERSTONE MINE

STRUCTURAL CONTROLS ON GROUND WATER FLOW INTO DECLINE.

BE COX memo 11-22-00

CROSS-SECTION/PANEL VIEW, LEFT RIB
shaded area = wet portion of rib
seeps
CDB+100'
chloritic faults
high wet fx
FACE 11-22-00 09:00
high wet fx
calc siltstone
thin-bedded
crushed/bleached zone
mssv ls
med-bdd ls
massive silty limestone
chloritic fault
CDC00-8
CDB
BLP
calc silts
mssv
CDB+100'
shaded area = wet portion of rib
CROSS-SECTION/PANEL VIEW, RIGHT RIB
GN
1/2" chlt slip
CDC00-8

1 INCH = 20 FEET

Golder Associates Inc.

4104-148th Avenue NE
Redmond, WA 98052
Telephone (206) 883-0777
Fax (206) 882-5498

December 2, 1996

Our ref: P96-1432

Royal Oak Mines
5501 Lakeview Drive
Kirkland, Washington 98033

ATTENTION: Kevin Leonard, Manager of Exploration (U.S.)

RE: PROPOSAL TO ASSIST ON PACKER TESTING WORK AT COPPERSTONE, ARIZONA

Dear Kevin:

Subsequent to our meeting of November 27, 1996, Golder Associates Inc. (Golder) is pleased to present this proposal to Royal Oak Mines to assist you in evaluating groundwater conditions at the Copperstone Mine in Arizona. We understand that you will be drilling and coring three holes during December to depths of about 1,000 feet at the site. The holes could extend up to 500 feet below the water table. The work is part of a pre-feasibility assessment and as part of the geological exploration work, Royal Oak Mines wishes to obtain information on the likelihood of groundwater inflows into future underground workings.

1. RECOMMENDED APPROACH

We recommend that a staged approach be undertaken as part of the assessment of groundwater conditions as described below.

1.1 Observations During Drilling

We recommend that as the section below the water table is cored, that record be kept of the water levels in the borehole on a daily basis. We also recommend that areas of lost circulation and intense fracturing/faulting be recorded. Water should be used as the drilling fluid so as not to potentially plug zones prior to future testing.

1.2 Open Hole Permeability Testing

We recommend that once the borehole is drilled to its final depth that an open hole permeability test be carried out to determine the overall hydraulic conductivity of the open interval. If the test indicates that the saturated zone is of low permeability, then

OFFICES IN AUSTRALIA, CANADA, GERMANY, HUNGARY, ITALY, SWEDEN, UNITED KINGDOM, UNITED STATES

PROPOSAL ACCEPTANCE FORM

PROPOSAL NUMBER: P96-1432

RE: PROPOSAL TO ASSIST ON PACKER TESTING WORK AT COPPERSTONE, ARIZONA

SUBMITTED this 2nd day of December, 1996.

BY: David Banton for Golder Associates Inc.

This proposal and Golder Associates Inc. Terms and Conditions (dated 0595) comprise the total agreement between Golder Associates Inc. and Client.

Accepted this 6th day of December, 19 96

BY (Signature) Kevin Leonard

NAME: (Print or Type) Kevin Leonard

TITLE: (Print or Type) Geologist - Manager of Exploration (US)

FOR: Client Name and Address

Royal Oak Mines
ATTN: Kevin Leonard, Manager of Exploration (U.S.)
5501 Lakeview Drive
Kirkland, Washington 98033

Telephone Number:

Facsimile Number: 822-8992

5/95 Document1

GOLDER ASSOCIATES INC.
TERMS AND CONDITIONS

Page 1 of 9

1. CLIENT DEFINITION

CLIENT as used herein shall include and apply to all parties equally, be they individuals, corporations, partnerships, associations, government agencies, or other entities, whether acting alone or collectively as a group where the services of this Agreement are being provided to, or on behalf of, the group.

2. STANDARD OF CARE

Services performed by GOLDER will be conducted in a manner consistent with that level of care and skill ordinarily exercised by other members of the engineering and science professions currently practicing under similar conditions subject to the time limits and financial and physical constraints applicable to the Services. No warranty, express or implied is made.

3. INVOICES AND PAYMENT TERMS

GOLDER will submit monthly invoices to CLIENT and a final bill upon completion of Services. CLIENT shall notify GOLDER within ten (10) days of receipt of invoice of any dispute with the invoice. CLIENT and GOLDER will promptly resolve any disputed items. Payment on undisputed invoice amounts is due upon receipt of invoice by CLIENT and is past due thirty (30) days from the date of the invoice. CLIENT agrees to pay a finance charge of one and one-half percent (1-1/2%) per month, or the maximum rate allowed by law, on past due accounts. If payment remains past due sixty (60) days from the date of the invoice, then GOLDER shall have the right to suspend all work under this Agreement, without prejudice, and all reasonable demobilization and other suspension costs will be paid by CLIENT. CLIENT agrees to pay attorneys' fees, legal costs and all other collection costs incurred by GOLDER in pursuit of past due payments.

Where the cost estimate for the scope of Services is "not to exceed" a specified sum, GOLDER shall notify CLIENT before each limit is exceeded, and shall not continue to provide Service beyond such limit unless CLIENT authorizes an increase in the amount of the limitation. If a "not to exceed" limitation is broken down into budgets for specific tasks, the task budget may be exceeded without CLIENT authorization as long as the total limitation is not exceeded.

4. CHANGES

CLIENT and GOLDER recognize that it may be necessary to modify the scope of Services, the schedule, and/or the cost estimate proposed in this Agreement. GOLDER shall notify CLIENT in a timely manner when it has reason to believe a change to the Agreement is warranted. GOLDER shall prepare a Change Order request outlining the required changes to the scope, schedule, and/or cost of the project. CLIENT has a duty to investigate or consider the Change Order request and advise GOLDER in a timely manner in writing on how to proceed. If after a good faith effort by GOLDER to negotiate modifications to the scope of Services, the schedule, and/or the cost estimate, an agreement has not been reached with the CLIENT, then GOLDER shall have the right to terminate this Agreement upon written notice to the CLIENT.

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5. DATA AND INFORMATION

CLIENT shall provide to GOLDER all the reports, data, studies, plans, specifications, documents and other information which are relevant to the Services. GOLDER shall be entitled to rely upon the reports, data, studies, plans, specifications, documents and other information provided by CLIENT or others in performing the Services and, GOLDER assumes no responsibility or liability for the accuracy or completeness of such. CLIENT waives any claim against GOLDER, and agrees to defend, indemnify and hold GOLDER harmless from any claim or liability for injury or loss allegedly arising from errors, omissions, or inaccuracies in reports, data, studies, plans, specifications, documents or other information provided to GOLDER by CLIENT. GOLDER shall be responsible only for the accuracy of the data, interpretations and recommendations it generates or makes. GOLDER will not be responsible for any interpretations or recommendations generated or made by others, which are based, whole or in part, on GOLDER's data, interpretations or recommendations.

6. PROFESSIONAL WORK PRODUCT

The Service provided by GOLDER is intended for one time use only. All documents, including but not limited to, reports, plans, designs, boring logs, field data, field notes, laboratory test data, calculations, and estimates (the "Documents") and all electronic media prepared by GOLDER are considered its professional work product. GOLDER retains all rights to its professional work product. CLIENT acknowledges that electronic media is suseptible to unauthorized modification, deterioration, and incompatability and therefore CLIENT cannot rely upon the electronic media version of GOLDER's professional work product. Copies of Documents shall be provided to CLIENT upon written request and at CLIENT's expense. GOLDER shall retain these Documents for a period of two (2) years following submission of its report, during which period they will be made available to CLIENT at all reasonable times.

CLIENT understands that the professional work product is not intended or represented by GOLDER to be suitable for reuse by CLIENT, its employees, agents, subcontractors or subsequent owners on any extension of a specific project not covered by this Agreement or on any other project, whether CLIENT's or otherwise, without GOLDER's prior written permission. CLIENT agrees that any reuse unauthorized by GOLDER will be at CLIENT's sole risk and that CLIENT will defend, indemnify and hold GOLDER harmless from any loss or liability resulting from the reuse, misuse or negligent use of the professional work product.

7. INSURANCE AND INDEMNITY

GOLDER maintains and shall continue to maintain during the performance of this Agreement its standard insurance coverage as follows:

- Workers' Compensation insurance in compliance with statutory limits
- Employers' liability with the following limits:
  - Each Accident $1,000,000
- Business Automobile Liability with the following limits:
  - Combined Single Limit $1,000,000
- Commercial General Liability with the following limits:
  - Each Occurrence $1,000,000
  - General Aggregate $2,000,000

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Page 3 of 9

- Professional Liability Insurance with the following limits:

Any One Claim	$1,000,000
Policy Aggregate	$3,000,000

CLIENT shall not require GOLDER to sign any document or perform any Service which in the judgment of GOLDER would risk the availability or increase the cost of its professional or general liability insurance.

GOLDER shall, at all times, indemnify and save harmless CLIENT and its officers, directors, agents and employees from and against all claims, damages, losses and expenses, including, but not limited to attorneys' fees, court and arbitration costs, to the extent directly attributable to the negligent acts, errors or omissions of GOLDER while performing Services under this Agreement.

CLIENT shall, at all times, defend, indemnify and save harmless GOLDER and its subcontractors, consultants, agents, officers, directors and employees from and against all claims, damages, losses and expenses, including but not limited to attorneys' fees, court and arbitration costs, arising out of or resulting from the Services of GOLDER, inclusive of claims made by third parties, or any claims against GOLDER arising from the acts, errors or omissions of CLIENT, its employees, agents, contractors and subcontractors. To the fullest extent permitted by law, such indemnification shall apply regardless of strict liability of GOLDER. Such indemnification shall not apply to the extent such claims, damages, losses or expenses are finally determined to result from GOLDER's negligence.

8. LIMITATION OF LIABILITY

CLIENT shall immediately notify GOLDER of any defects or suspected defects arising directly or indirectly from GOLDER's negligent acts, errors or omissions. Failure by CLIENT to notify GOLDER shall relieve GOLDER of any further responsibility and liability for such defects. CLIENT and GOLDER agree that all claims and legal actions arising directly or indirectly from this Agreement or the Services of GOLDER shall be filed no later than one (1) year from the date of GOLDER's substantial completion of the Services or prior to the last date allowed in the applicable statute of limitation, whichever occurs first in time.

Further, CLIENT agrees to limit the liability of GOLDER, its employees, officers, directors, agents, consultants and subcontractors to CLIENT, its employees, officers, directors, agents, consultants and subcontractors, whether in contract or tort, which arises directly or indirectly from GOLDER's acts, errors or omissions, such that the total aggregate liability of GOLDER to all those named shall not exceed $50,000 or GOLDER's total fee for the Services rendered under this Agreement, whichever is greater.

Neither party shall be responsible to the other for lost revenues, lost profits, cost of capital, claims of customers, or other special, indirect, consequential or punitive damages.

9. DELAYS AND FORCE MAJEURE

If site conditions prevent or inhibit performance of Services or if unrevealed hazardous waste materials or conditions are encountered, Services under this Agreement may be delayed. Any such delays, and any delays caused by CLIENT and its subcontractors, consultants, agents, officers, directors and employees, shall extend the contract completion date and GOLDER shall be paid for

4595

Page 4 of 9

Services performed to the delay commencement date plus reasonable delay charges. Delay charges shall include personnel and equipment rescheduling and/or reassignment adjustments and all other related costs incurred including but not limited to, labor and material escalation, and extended overhead costs, attributable to such delays. Delays within the scope of this Article shall, at the option of either party, make the Agreement subject to renegotiation or to termination.

CLIENT shall not hold GOLDER responsible for damages or delays in performance caused by acts of God, acts and/or omissions of Federal, State and local governmental authorities and regulatory agencies or other events which are beyond the reasonable control of GOLDER and which could not have been reasonably foreseen or prevented. For this purpose, such acts or events shall include storms, floods, epidemics, war, riot, strikes, lockouts or other industrial disturbances, and inability with reasonable diligence to supply personnel, information, or material to the project. Should such acts or events occur, it is agreed that GOLDER shall use reasonable efforts to overcome all difficulties arising and to resume as soon as reasonably possible the normal pursuit and schedule of the Services covered by this Agreement. Delays in excess of thirty (30) days within the scope of this Article shall, at the option of either party, make this Agreement subject to termination or to renegotiation.

10. SUBSURFACE RISKS

Special risks occur whenever engineering or related disciplines are applied to identify subsurface conditions. Even a comprehensive sampling and testing program implemented in accordance with a professional Standard of Care may fail to detect certain conditions. The environmental, geologic, geotechnical, geochemical and hydrogeologic conditions that GOLDER interprets to exist between sampling points may differ from those that actually exist. Furthermore, CLIENT recognizes that, passage of time, natural occurrences, direct or indirect human intervention at or near the site may substantially alter discovered conditions.

In the prosecution of the Services, GOLDER will take all reasonable precautions to avoid damage or injury to subterranean structures or utilities. CLIENT agrees to defend, indemnify and hold GOLDER harmless for any damage to subterranean structures or utilities and for any impact this damage may cause where the subterranean structures and utilities are not called to GOLDER's attention and correctly shown on the plans furnished.

Subsurface sampling may result in unavoidable contamination of certain subsurface areas not known to be previously contaminated such as, but not limited to, an aquifer, underground stream, or other hydrous body. GOLDER will adhere to the Standard of Care during the conduct of any subsurface investigation. Because subsurface sampling is a necessary aspect of the work which GOLDER may perform on CLIENT's behalf, CLIENT waives any claim against GOLDER, and agrees to defend, indemnify and hold GOLDER harmless from any claim or liability for injury or loss which may arise as a result of alleged cross-contamination caused by any subsurface investigation except to the extent finally determined to result from GOLDER's negligence. CLIENT further agrees to compensate GOLDER for any time spent or expenses incurred by GOLDER in defense of any such claim, in accordance with GOLDER's prevailing fee schedule and expense reimbursement policy.

0595

Page 5 of 9

11. RIGHT OF ENTRY

CLIENT will provide for the right of entry for GOLDER, its subcontractors, and all necessary equipment in order to complete the Services under this Agreement. While GOLDER will take all reasonable precautions to minimize any damage to the property, it is understood by CLIENT that in the normal course of work some surface damage may occur, the restoration of which is not part of this Agreement.

12. DISPOSAL OF SAMPLES, MATERIALS AND CONTAMINATED EQUIPMENT

All uncontaminated samples obtained pursuant to this Agreement remain the property and responsibility of CLIENT. These soil and rock samples or other specimens will be disposed of 60 days after submission of the report. Upon written request, GOLDER will store samples for longer periods of time or transmit the samples to CLIENT for a mutually acceptable charge.

All contaminated samples and materials (containing or potentially containing hazardous constituents) obtained pursuant to this Agreement remain the property and responsibility of CLIENT and shall be returned to CLIENT for proper disposal. All laboratory and field equipment that cannot readily and adequately be cleansed of its hazardous contaminants shall become the property and responsibility of CLIENT. All such equipment shall be charged and turned over to CLIENT for proper disposal. Alternate arrangements to turn such equipment, materials and/or samples directly over to a licensed hazardous waste disposal facility may be made at CLIENT's direction and expense. It is understood and agreed that GOLDER is not, and has no responsibility as, a handler, generator, operator, treater, storer, transporter, or disposer of hazardous or toxic substances, waste or materials found or identified at the site. CLIENT agrees to indemnify and hold GOLDER harmless from and against all loss, damage, expense, and claims arising out of the disposal of all such samples, materials and equipment.

13. CONTROL OF WORK AND JOB-SITE SAFETY

GOLDER shall be responsible only for its activities and that of its employees and subcontractors. GOLDER's Services under this Agreement are performed for the sole benefit of the CLIENT and no other entity shall have any claim against GOLDER because of this Agreement or the performance or nonperformance of Services hereunder. GOLDER will not direct, supervise or control the work of other consultants and contractors or their subcontractors. GOLDER does not guarantee the performance of, and shall have no responsibility for, the acts or omissions of any other contractor, subcontractor, supplier or other entities furnishing materials or performing any work on the project.

Insofar as job site safety is concerned, GOLDER is responsible only for the health and safety of its employees and subcontractors. Nothing herein shall be construed to relieve CLIENT or any other consultants or contractors from their responsibilities for maintaining a safe job site. GOLDER shall not advise on, issue directions regarding, or assume control over safety conditions and programs for others at the job site. Neither the professional activities of GOLDER, nor the presence of GOLDER or its employees and subcontractors, shall be construed to imply that GOLDER controls the operations of others or has any responsibility for job site safety.

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14. COMPLIANCE WITH CODES AND STANDARDS

GOLDER's professional Services shall be consistent with the Standard of Care and shall incorporate those publicly known federal, state and local laws, regulations, codes and standards that are applicable at the time GOLDER rendered its services. However, it is understood by the parties that the Services performed by GOLDER do not include rendering of any legal advice. In any event, CLIENT waives any claim against GOLDER, and agrees to defend, indemnify and hold GOLDER harmless from any claim or liability for injury or loss allegedly arising from GOLDER's failure to abide by federal, state or local laws, regulations, codes and standards that were not in effect or publicly announced at the time when GOLDER otherwise would have incorporated their intent into the Services. CLIENT further agrees to compensate GOLDER for any time spent or expenses incurred by GOLDER in defense of any such claim, in accordance with GOLDER's prevailing fee schedule and expense reimbursement policy.

15. PUBLIC RESPONSIBILITY

CLIENT has a duty to conform to applicable codes, standards, regulations and ordinances, with regard to public health and safety. GOLDER will at all times endeavor to alert CLIENT to any matter of which GOLDER becomes aware and believes requires CLIENT's immediate attention to help protect public health and safety, or which GOLDER believes requires CLIENT to issue a notice or report to certain public officials, or to otherwise conform with applicable codes, standards, regulations or ordinances. If CLIENT decides to disregard GOLDER's recommendations in these respects, GOLDER shall employ its best judgement in deciding whether or not it should notify public officials. Accordingly, CLIENT waives any claim against GOLDER, and agrees to defend, indemnify and hold GOLDER harmless from any claim or liability for injury or loss allegedly arising from GOLDER's notifying or not notifying public officials about conditions existing at the project site. Further, CLIENT agrees to compensate GOLDER for any time spent or expenses incurred by GOLDER in defense of any such claim, with such compensation to be based upon GOLDER's prevailing fee schedule and expense reimbursement policy. If CLIENT decides to disregard GOLDER's recommendations regarding public health and safety, GOLDER shall have the right to immediately terminate this Agreement upon written notice to the CLIENT.

16. DISCOVERY OF HAZARDOUS MATERIALS

CLIENT recognizes that anticipated or unanticipated hazardous materials or suspected hazardous materials may be discovered on the project site property, whether or not owned by CLIENT, or on any adjacent property to the site. CLIENT recognizes that it is CLIENT's responsibility, and not GOLDER's, to inform the Owner of any affected property not owned by CLIENT of such discovery. CLIENT also recognizes that any such discovery may result in a significant reduction of the property's value. CLIENT waives any claim against GOLDER and agrees to defend, indemnify and hold harmless GOLDER from any claim or liability for injury or loss of any type arising from the discovery of anticipated or unanticipated hazardous materials or suspected hazardous materials on CLIENT's property or on property not owned by CLIENT. CLIENT also agrees to compensate GOLDER for any time spent and expenses incurred by GOLDER including legal costs, in defense of any such claim. Furthermore, CLIENT agrees that discovery of unanticipated hazardous materials shall constitute a changed condition for which GOLDER shall be fairly compensated. If after a good faith effort by GOLDER to negotiate modifications to the

0585

Page 7 of 9

scope of Services, the schedule, and/or the cost estimate, an agreement has not been reached with the CLIENT, then GOLDER shall have the right to terminate this Agreement upon written notice to the CLIENT.

17. NOTIFICATION AND LOCATION OF HAZARDOUS MATERIALS

When hazardous materials are known, assumed or suspected to exist at a site, GOLDER will take those precautions it deems appropriate to protect the health and safety of its personnel, to comply with applicable laws and regulations, and to follow any procedures that GOLDER deems prudent. CLIENT hereby warrants that, if it knows or has any reason to assume or suspect that hazardous materials may exist at the project site, it has so informed GOLDER.

CLIENT shall furnish to GOLDER all documents and information known to CLIENT that relate to the identity, location, quantity, nature or characteristics of any hazardous materials or suspected hazardous materials, on or under the site.

18. INDEPENDENT JUDGMENTS OF CLIENT

If the Services include the collection of samples and data relative to CLIENT's contemplated purchase or sale of certain property, then the Services are performed by GOLDER with CLIENT's understanding of the Subsurface Risks. Therefore, although GOLDER will be responsible for data which is directly the product of its sampling effort, GOLDER will not be responsible for the independent conclusions, interpretations, interpolations and/or decisions of CLIENT, or others, which are the result of this effort. GOLDER does not undertake any Services which would result in any recommendation, advice or direction by GOLDER as to whether CLIENT should or should not proceed to purchase or sell the site in question, but it is understood that CLIENT intends to utilize the data provided by GOLDER to make its own independent judgement in this respect.

19. TERMINATION

This Agreement may be terminated by either party upon written notice in the event of substantial failure by the other party to perform in accordance with terms hereof. Such termination shall not be effective if that substantial failure has been remedied before expiration of the period specified in the written notice, such period shall not be less than seven (7) calendar days. In the event of termination, GOLDER shall be paid for services performed to the termination notice date, reasonable termination expenses, and a portion of its anticipated profits not less than the percentage of the contract services performed as of the termination notice date. GOLDER may complete such analyses and records as are necessary to complete their files and may also complete a report on the Services performed to the date of notice of termination or suspension. The expenses of termination or suspension shall include all direct costs of GOLDER in completing such analyses, records and reports.

20. DISPUTES

All disputes, claims, and causes one party makes against the other, at law or otherwise, including third party or "pass-through" claims for indemnification and/or contribution, shall be initiated, determined, and resolved by arbitration in accordance with the Construction Industry Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the Arbitrator(s) may be entered in any court having jurisdiction thereof.

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In the event that one party makes a claim against the other, at law or otherwise, and then fails to prove such claim, then the prevailing party shall be entitled to all costs, including attorneys' fees incurred in defending against the claim.

21. CLIENT LITIGATION

If GOLDER is requested to produce documents, witnesses or general assistance pursuant to a litigation, arbitration or mediation in support of CLIENT litigation to which GOLDER is not an adverse party, CLIENT shall reimburse GOLDER for all direct expenses and time in accordance with GOLDER's current rate schedule.

22. CONFIDENTIALITY

GOLDER shall use reasonable efforts to keep confidential all data and information which is marked confidential and furnished to GOLDER by CLIENT under this Agreement. GOLDER's confidentiality obligations shall not apply if such data or information is within the public domain, previously known to GOLDER, obtained from third parties without violating any confidentiality agreement, required to be produced by GOLDER pursuant to any law, subpoena, or court order or required by GOLDER in the defense of any claim. GOLDER may use and publish the CLIENT's name and give a general description of the Services rendered by GOLDER for the purpose of informing other clients and potential clients of GOLDER's experience and qualifications.

23. INTELLECTUAL PROPERTY

All rights to patents, trademarks, copyrights, and trade secrets owned by GOLDER remain the property of GOLDER, and GOLDER does not grant CLIENT any right or license to such intellectual property. GOLDER shall use reasonable efforts to provide the Services without infringing on any valid patent or copyright and without the use of any confidential information that is the property of others, unless GOLDER or its agents, employees or subcontractors are licensed or otherwise have the right to use and dispose of such information. GOLDER shall also use reasonable efforts to inform the CLIENT of any patent infringement that may be reasonably expected to result from the Services. However, reasonable efforts of GOLDER shall not include a duty to conduct or prepare a patent or copyright search and/or opinion. If GOLDER performs its Services in a manner consistent with the above, then to the fullest extent permitted by law, CLIENT shall indemnify, defend and hold harmless then GOLDER and its officers, directors, agents and employees against all liability, cost, expense, attorneys' fees, claims, loss or damage arising from any alleged or actual patent or copyright infringement resulting from the Services under this Agreement.

24. MISCELLANEOUS

a) This Agreement supersedes all other agreements, oral or written, and contains the entire agreement of the parties. No cancellation, modification, amendment, deletion, addition, waiver or other change in this Agreement shall have effect unless specifically set forth in writing signed by the party to be bound thereby. Titles in this Agreement are for convenience only.

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b) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns provided that it may not be assigned by either party without consent of the other. It is expressly intended and agreed that no third party beneficiaries are created by this Agreement, and that the rights and remedies provided herein shall inure only to the benefit of the parties to this Agreement.

c) No waiver of any right or remedy in respect of any occurrence on one occasion shall be deemed a waiver of such right or remedy in respect of such occurrence on any other occasion.

d) All representations and obligations (including without limitation the obligation of CLIENT to indemnify GOLDER) shall survive indefinitely the termination of the Agreement.

e) Any provision, to the extent it is found to be, unlawful or unenforceable shall be ineffective without affecting any other provision of the Agreement, so that the Agreement will be deemed to be a valid and binding agreement enforceable in accordance with its terms.

f) All questions concerning the validity and operation of this Agreement and the performance of the obligations imposed upon the parties hereunder shall be governed by the laws of Georgia, unless the law of another jurisdiction must apply for this Agreement to be enforceable.

0595

Golder Associates Inc.

4104-148th Avenue NE
Redmond, WA 98052
Telephone (206) 883-0777
Fax (206) 882-5498

Copy

Golder Associates

963-1626
12.1
01 0035
4/18/97
ASSOCIATES

April 1, 1997

Our ref: 963-1626

Royal Oak Mines
5501 Lakeview Drive
Kirkland, WA 98033

ATTENTION: Mr. Kevin Leonard, Manager of Exploration (U.S.)

RE: RESULTS OF PACKER TESTING WORK AT COPPERSTONE PROJECT, ARIZONA

Dear Kevin:

The purpose of this letter is to evaluate the packer testing data collected from three exploration boreholes drilled at the Copperstone Mine Project. The data collected during the packer tests were analyzed to estimate the hydraulic conductivity of the tested intervals.

1. DATA COLLECTION

Three exploration boreholes were drilled by Boyles Brothers Drilling Company of Chandler, Arizona. The holes were drilled to an initial depth of 500 to 730 feet using a reverse-circulation rig, and casing was then set in the holes. The holes were deepened using a core rig to the final depth. The holes were drilled with HX core, with a hole diameter of 3.655 inches. The packer testing was performed in the open hole, after the hole had been washed of polymer-based drilling fluids.

The boreholes were initially tested by performing a falling-head test on the open interval of the borehole (i.e. the uncased portion of the borehole). Approximately 50 feet of water was added to each borehole, and the water-level decline was measured until the original water level was reached.

The boreholes were then tested using a single packer set to isolate a portion of the borehole, generally corresponding to the mineralized zone. The zone was tested by injecting water at a constant rate and measuring the flow rate and pressure buildup until the pressure stabilized or decreased rapidly.

Borehole C96-17 was tested under the supervision of a Golder Associates hydrogeologist, who explained the testing procedures and data collection requirements to drilling contractor and Royal Oak personnel. Boreholes C96-18 and C96-19 were tested under the supervision of Royal Oak personnel, with telephone consultations with Golder staff.

April 1, 1997 2 963-1626

2. FALLING-HEAD TESTS

The falling head tests were analyzed to estimate the hydraulic conductivity of the entire open interval in each borehole, or the zone below the bottom of the casing. The falling head tests were conducted by adding enough water to the borehole to raise the head approximately 50 feet. The rate of water level decline, or recovery, was measured using either a pressure transducer and data logger system, or with a manual water-level sounder.

The recovery data were analyzed using the Hvorslev method (Freeze and Cherry 1979) and the Bouwer and Rice and Cooper methods in the commercial well hydraulics software AQTESOLV (Geraghty and Miller 1993). The results obtained using each method are similar. The estimated hydraulic conductivity from the falling head tests ranges from 10^{-5} to 10^{-6} cm/s. The results of the falling head test analysis are shown on Table 1.

TABLE 1

SUMMARY OF FALLING HEAD TEST RESULTS

Borehole ID	Interval Tested	Hydraulic Conductivity (cm/s)		
	(feet bgs)	Hvorslev	Bouwer and Rice	Cooper
C96-17	736-1013	1.1×10^{-6}	9.3×10^{-7}	9.1×10^{-7}
C96-18	650-958	1.1×10^{-5}	1.3×10^{-5}	1.1×10^{-5}
C96-19	500-704	1.4×10^{-5}	1.3×10^{-5}	1.3×10^{-5}

3. PACKER TESTING RESULTS

The boreholes were packer tested by isolating a zone, generally the well-mineralized portion of the borehole, with a single packer set above the zone. The zones were tested by injecting water at a constant rate below the packer. The increase in pressure with time was measured manually on a pressure gage that measured the water pressure at the surface. The rate of injection was measured with a totalizing flowmeter. Steady-state conditions were not reached during any of the tests.

The packer test data were analyzed using the Cooper-Jacob method to estimate transmissivity (Freeze and Cherry 1979). The hydraulic conductivity of the tested zone was then estimated by dividing the transmissivity by the thickness of the zone tested. The results of the packer testing are summarized in Table 2.

Golder Associates

April 1, 1997 3 963-1626

TABLE 2

SUMMARY OF PACKER TESTING RESULTS

Borehole ID	Interval Tested (feet bgs)	Length Tested (feet)	Transmissivity (ft^2/d)	Hydraulic Conductivity (cm/s)
C96-17	900-1013	113	2.8	8.7 x 10[illegible]
C96-18	890-958	68	-	-
C96-18	690-958	268	-	-
C96-19	580-704	124	-	-

Analyses of the tests for C96-18 and C96-19 are not possible due to problems with the test data. These problems were likely the result of leakage around the packers, or terminating the test before the zone had been adequately tested.

The results of the packer testing are generally similar to the results of the falling head tests. The results indicate that the bulk hydraulic conductivity of the rock is fairly low. However, the hydraulic conductivity of individual fractures or fracture zones may likely be higher, while the hydraulic conductivity of the unfractured bedrock is likely lower.

The results of the limited testing indicate that groundwater inflows into subsequent open pit or underground workings at the site should be minor, based on the relatively low hydraulic conductivity of the rock. However, we are unable to estimate inflows since we are unaware of Royal Oak's mine plans. We recommend that as Royal Oak develops it's proposed mine plans that we be consulted regarding additional testing and evaluation to confirm our preliminary conclusions.

4. REFERENCES

Freeze, R.A. and J.A. Cherry, 1979, Groundwater, Prentice Hall, New Jersey
Geraghty and Miller, 1992, AQTESOLV, Aquifer Test Solver Version 2.01

We appreciate this opportunity to provide you with hydrogeological services. If you have any questions, please give us a call.

Sincerely,

GOLDER ASSOCIATES INC.

Michael Klisch
Staff Hydrogeologist

David Banton
Principal

Golder Associates

04/15/00 16:34 FAX GOLDER ASSOCIATES 002

Golder Associates Inc.
4104-148th Avenue NE
Redmond, WA 98052
Telephone (206) 883-0777
Fax (206) 882-5498

Copy

Golder Associates

963-1626
12.1
01 003
4/18/97
ASSOCIATES

April 1, 1997

Our ref: 963-1626

Royal Oak Mines
5501 Lakeview Drive
Kirkland, WA 98033

ATTENTION: Mr. Kevin Leonard, Manager of Exploration (U.S.)

RE: RESULTS OF PACKER TESTING WORK AT COPPERSTONE PROJECT, ARIZONA

Dear Kevin:

The purpose of this letter is to evaluate the packer testing data collected from three exploration boreholes drilled at the Copperstone Mine Project. The data collected during the packer tests were analyzed to estimate the hydraulic conductivity of the tested intervals.

1. DATA COLLECTION

Three exploration boreholes were drilled by Boyles Brothers Drilling Company of Chandler, Arizona. The holes were drilled to an initial depth of 500 to 730 feet using a reverse-circulation rig, and casing was then set in the holes. The holes were deepened using a core rig to the final depth. The holes were drilled with HX core, with a hole diameter of 3.655 inches. The packer testing was performed in the open hole, after the hole had been washed of polymer-based drilling fluids.

The boreholes were initially tested by performing a falling-head test on the open interval of the borehole (i.e. the uncased portion of the borehole). Approximately 50 feet of water was added to each borehole, and the water-level decline was measured until the original water level was reached.

The boreholes were then tested using a single packer set to isolate a portion of the borehole, generally corresponding to the mineralized zone. The zone was tested by injecting water at a constant rate and measuring the flow rate and pressure buildup until the pressure stabilized or decreased rapidly.

Borehole C96-17 was tested under the supervision of a Golder Associates hydrogeologist, who explained the testing procedures and data collection requirements to drilling contractor and Royal Oak personnel. Boreholes C96-18 and C96-19 were tested under the supervision of Royal Oak personnel, with telephone consultations with Golder staff.

OFFICES IN AUSTRALIA, CANADA, GERMANY, HUNGARY, ITALY, SWEDEN, UNITED KINGDOM, UNITED STATES

05/15/00 16:34 FAX GOLDER ASSOCIATES 003

April 1, 1997 2 963-1626

2. FALLING-HEAD TESTS

The falling head tests were analyzed to *estimate* the hydraulic conductivity of the entire open interval in each borehole, or the zone below the bottom of the casing. The *falling head* tests were conducted *by adding* enough water to the borehole to raise the head approximately 50 feet. The rate of water level decline, or recovery, was measured using either a *pressure transducer* and data logger system, or with a manual water-level sounder.

The recovery data were analyzed using the Hvorslev method (Freeze and Cherry 1979) and the Bouwer and Rice and Cooper methods *in the commercial* well hydraulics software AQTESOLV (Geraghty and Miller 1993). The results obtained using each method are similar. The estimated hydraulic conductivity from the falling head tests ranges from 10^{-5} to 10^{-6} cm/s. The results of the falling head test analysis are shown on Table 1.

TABLE 1

SUMMARY OF FALLING HEAD TEST RESULTS

Borehole ID	Interval Tested	Hydraulic Conductivity (cm/s)		
	(feet bgs)	Hvorslev	Bouwer and Rice	Cooper
C96-17	736-1013	$1.1x10^{-6}$	$9.3x10^{-7}$	$9.1x10^{-7}$
C96-18	650-958	$1.1x10^{-5}$	$1.3x10^{-5}$	$1.1x10^{-5}$
C96-19	500-704	$1.4x10^{-5}$	$1.3x10^{-6}$	$1.3x10^{-5}$

3. PACKER TESTING RESULTS

The boreholes were packer tested by isolating a zone, generally the well-mineralized portion of the borehole, with a single packer set above the zone. The zones were tested by injecting water at a constant rate below the packer. The increase in pressure with time was measured manually on a pressure gage that measured the water pressure at the surface. The rate of injection was measured with a totalizing flowmeter. Steady-state conditions were not reached during any of the tests.

The packer test data were analyzed using the Cooper-Jacob method to estimate transmissivity (Freeze and Cherry 1979). The hydraulic conductivity of the tested zone was then estimated by dividing the transmissivity by the thickness of the zone tested. The results of the packer testing are summarized in Table 2.

Golder Associates

06/15/00 18:34 FAX GOLDER ASSOCIATES 004

April 1, 1997 3 963-1626

TABLE 2

SUMMARY OF PACKER TESTING RESULTS

Borehole ID	Interval Tested (feet bgs)	Length Tested (feet)	Transmissivity (ft^2/d)	Hydraulic Conductivity (cm/s)
C96-17	900-1013	113	2.8	8.7×10^{-6}
C96-18	890-958	68	-	-
C96-18	690-958	268	-	-
C96-19	580-704	124	-	-

Analyses of the tests for C96-18 and C96-19 are not possible due to problems with the test data. These problems were likely the result of leakage around the packers, or terminating the test before the zone had been adequately tested.

The results of the packer testing are generally similar to the results of the falling head tests. The results indicate that the bulk hydraulic conductivity of the rock is fairly low. However, the hydraulic conductivity of individual fractures or fracture zones may likely be higher, while the hydraulic conductivity of the unfractured bedrock is likely lower.

The results of the limited testing indicate that groundwater inflows into subsequent open pit or underground workings at the site should be minor, based on the relatively low hydraulic conductivity of the rock. However, we are unable to estimate inflows since we are unaware of Royal Oak's mine plans. We recommend that as Royal Oak develops it's proposed mine plans that we be consulted regarding additional testing and evaluation to confirm our preliminary conclusions.

4. REFERENCES

Freeze, R.A. and J.A. Cherry, 1979, Groundwater, Prentice Hall, New Jersey
Geraghty and Miller, 1992, AQTESOLV, Aquifer Test Solver Version 2.01

We appreciate this opportunity to provide you with hydrogeological services. If you have any questions, please give us a call.

Sincerely,

GOLDER ASSOCIATES INC.

Michael Klisch
Staff Hydrogeologist

David Banton
Principal

mm std.doc

Golder Associates

08/15/00

Golder Associates Fax

To: Ian McCartney

Fax Number: (604) 669-4783

Company: Asia Minerals Corp.

Date: August 15, 2000

From: David Banton

e-mail: dbanton@ golder.com

Our ref: PR3-1910

Voice Mail: (425) 885-7648 x2123

RE: RESULTS OF PACKER TESTING WORK/COPPERSTONE PROJECT

cc:

Total pages (*including* cover): **4**

Hard copy to follow ☐

MESSAGE

Golder Associates

18300 NE Union Hill Road,
Suite 200
Redmond, WA 98052-3333
U.S.A.
Telephone (425) 883-0777
Fax (425) 882-5498

Comprehensive *Consulting* Services in Geotechnical Engineering, *Environmental* Remediation and Waste *Management*

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Offices in Australia, Canada, Finland, Germany, Hong Kong, Hungary, Indonesia, Italy, Sweden, United Kingdom, United States

The document(s) included with this transmission are only for the recipient named above and contain privileged/confidential information. Unauthorized disclosure, dissemination, or copying of this transmission is strictly prohibited. If received in error, please destroy. Questions or problems with this transmission should be referred to the receptionist at the number provided above.

08/15/00 16:34 FAX

Golder Associates Inc.
4104-148th Avenue NE
Redmond, WA 98052
Telephone (206) 883-0777
Fax (206) 882-5498

Copy

Golder Associates

963-1626
12.1
01 003
4/18/97
ASSOCIATES

April 1, 1997

Our ref: 963-1626

Royal Oak Mines
5501 Lakeview Drive
Kirkland, WA 98033

ATTENTION: Mr. Kevin Leonard, Manager of Exploration (U.S.)

RE: RESULTS OF PACKER TESTING WORK AT COPPERSTONE PROJECT, ARIZONA

Dear Kevin:

The purpose of this letter is to evaluate the packer testing data collected from three exploration boreholes drilled at the Copperstone Mine Project. The data collected during the packer tests were analyzed to estimate the hydraulic conductivity of the tested intervals.

1. DATA COLLECTION

Three exploration boreholes were drilled by Boyles Brothers Drilling Company of Chandler, Arizona. The holes were drilled to an initial depth of 500 to 730 feet using a reverse-circulation rig and casing was then set in the holes. The holes were deepened using a core rig to the final depth. The holes were drilled with HX core, with a hole diameter of 3.655 inches. The packer testing was performed in the open hole, after the hole had been washed of polymer-based drilling fluids.

The boreholes were initially tested by performing a falling-head test on the open interval of the borehole (i.e. the uncased portion of the borehole). Approximately 50 feet of water was added to each borehole, and the water-level decline was measured until the original water level was reached.

The boreholes were then tested using a single packer set to isolate a portion of the borehole, generally corresponding to the mineralized zone. The zone was tested by injecting water at a constant rate and measuring the flow rate and pressure buildup until the pressure stabilized or decreased rapidly.

Borehole C96-17 was tested under the supervision of a Golder Associates hydrogeologist, who explained the testing procedures and data collection requirements to drilling contractor and Royal Oak personnel. Boreholes C96-18 and C96-19 were tested under the supervision of Royal Oak personnel, with telephone consultations with Golder staff.

OFFICES IN AUSTRALIA, CANADA, GERMANY, HUNGARY, ITALY, SWEDEN, UNITED KINGDOM, UNITED STATES

08/15/00 16:

April 1, 1997 2 963-1626

2. FALLING-HEAD TESTS

The falling head tests were analyzed to estimate the hydraulic conductivity of the entire open interval in each borehole, or the zone below the bottom of the casing. The falling head tests were conducted by adding enough water to the borehole to raise the head approximately 50 feet. The rate of water level decline, or recovery, was measured using either a pressure transducer and data logger system, or with a manual water-level sounder.

The recovery data were analyzed using the Hvorslev method (Freeze and Cherry 1979) and the Bouwer and Rice and Cooper methods in the commercial well hydraulics software AQTESOLV (Geraghty and Miller 1993). The results obtained using each method are similar. The estimated hydraulic conductivity from the falling head tests ranges from 10^{-5} to 10^{-6} cm/s. The results of the falling head test analysis are shown on Table 1.

TABLE 1

SUMMARY OF FALLING HEAD TEST RESULTS

Borehole ID	Interval Tested	Hydraulic Conductivity (cm/s)		
	(feet bgs)	Hvorslev	Bouwer and Rice	Cooper
C96-17	736-1013	$1.1x10^{-6}$	$9.3x10^{-7}$	$9.1x10^{-7}$
C96-18	650-958	$1.1x10^{-5}$	$1.3x10^{-5}$	$1.1x10^{-5}$
C96-19	500-704	$1.4x10^{-5}$	$1.3x10^{-5}$	$1.3x10^{-5}$

3. PACKER TESTING RESULTS

The boreholes were packer tested by isolating a zone, generally the well-mineralized portion of the borehole, with a single packer set above the zone. The zones were tested by injecting water at a constant rate below the packer. The increase in pressure with time was measured manually on a pressure gage that measured the water pressure at the surface. The rate of injection was measured with a totalizing flowmeter. Steady-state conditions were not reached during any of the tests.

The packer test data were analyzed using the Cooper-Jacob method to estimate transmissivity (Freeze and Cherry 1979). The hydraulic conductivity of the tested zone was then estimated by dividing the transmissivity by the thickness of the zone tested. The results of the packer testing are summarized in Table 2.

Golder Associates

08/15/00 16:34 FAX
April 1, 1997 3 963-1626

TABLE 2

SUMMARY OF PACKER TESTING RESULTS

Borehole ID	Interval Tested (feet bgs)	Length Tested (feet)	Transmissivity (ft^2/d)	Hydraulic Conductivity (cm/s)
C96-17	900-1013	113	2.8	8.7×10^{-6}
C96-18	890-958	68	-	-
C96-18	690-958	268	-	-
C96-19	580-704	124	-	-

Analyses of the tests for C96-18 and C96-19 are not possible due to problems with the test data. These problems were likely the result of leakage around the packers, or terminating the test before the zone had been adequately tested.

The results of the packer testing are generally similar to the results of the falling head tests. The results indicate that the bulk hydraulic conductivity of the rock is fairly low. However, the hydraulic conductivity of individual fractures or fracture zones may likely be higher, while the hydraulic conductivity of the unfractured bedrock is likely lower.

The results of the limited testing indicate that groundwater inflows into subsequent open pit or underground workings at the site should be minor, based on the relatively low hydraulic conductivity of the rock. However, we are unable to estimate inflows since we are unaware of Royal Oak's mine plans. We recommend that as Royal Oak develops it's proposed mine plans that we be consulted regarding additional testing and evaluation to confirm our preliminary conclusions.

4. REFERENCES

Freeze, R.A. and J.A. Cherry, 1979, Groundwater, Prentice Hall, New Jersey
Geraghty and Miller, 1992, AQTESOLV, Aquifer Test Solver Version 2.01

We appreciate this opportunity to provide you with hydrogeological services. If you have any questions, please give us a call.

Sincerely,

GOLDER ASSOCIATES INC.

Michael Klisch
Staff Hydrogeologist

David Banton
Principal

961mk1.doc

Golder Associates

Suite 1480 – 777 Hornby Street
Vancouver, B.C. V6Z-1S4
T: 604-669-5728 F: 604-669-4783

FAXED 14 Aug

Asia Minerals Corp.

Fax

To: David Banton | **Golder and Associates, Redmond, Wa.**

From: Ian D. McCartney

Fax: 425-882-5498

Phone: 425-883-0777

Pages: 1

Date: August 14, 2000

Re: Royal Oak - Copperstone Report **CC:**

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☑ **Please Reply** ☐ **Please Recycle**

● **Comments:**

Attention David Banton,

As indicated by myself and Kevin Leonard, (of Royal Oak), Asia Minerals Corp is the current lessee and operator of the Copperstone project, which was formerly under Royal Oak. MRDI of Vancouver and Golder (US) completed a scoping study on the project on behalf of Asia Minerals Corp on early 1999.

Asia Minerals would like to request a copy of the earlier hydrological report done for Royal Oak under the direction of Kevin Leonard (such release having been authorized verbally by Kevin Leonard) which encompassed falling head tests on several boreholes.

The copy of the report can be mailed to the above address or faxed to 604-684-9877 attention: Ian McCartney (geologist) and David Beling (president and mining engineer).

Best regards,

Ian McCartney